As filed with the Securities and Exchange Commission on March 17, 1997.
                                              Registration No. 333-


                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Avondale Industries, Inc.
             (Exact name of registrant as specified in its charter)


     Louisiana                    5100 River Road              39-1097012
(State or other jurisdiction  Avondale, Louisiana  70094    (I.R.S. Employer
  of incorporation or             (504) 436-2121          Identification No.)
    organization)  (Address, including zip code, and telephone number, including area code, of Registrant's
                           principal executive offices)

                            Albert L. Bossier, Jr.
               Chairman, President and Chief Executive Officer
                          Avondale Industries, Inc.
                               5100 River Road
                          Avondale, Louisiana  70094
                                (504) 436-2121
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  Copies to:

     Curtis R. Hearn                                       T. Mark Kelly
 Jones, Walker, Waechter,                             Vinson & Elkins L.L.P.
Poitevent, Carrere & Denegre, L.L.P.                  2300 First City Tower
  201 St. Charles Avenue                                     1001 Fannin
 New Orleans, LA  70170-5100                        Houston, Texas 77002-6760
     (504) 582-8000                                       (713) 758-2222

       Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement becomes effective.


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                       CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                                               Proposed        Proposed
                                                                maximum         maximum          Amount of
         Title of each class of              Amount to be   offering price     aggregate       registration
      securities to be registered            registered(1)    per share(2)  offering price(2)      fee
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share(3)   3,450,000 shares   $20.75         $71,587,000      $21,694
===========================================================================================================

(1) Includes 450,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices per share of Common Stock on the National Market System of the National Association of Securities Dealers Automated Quotation System on March 14, 1997.
(3) Each share of Common Stock includes Rights under the Company's Stockholder Protection Rights Agreement, which Rights are attached to and trade with the Common Stock of the Company.
                                       ____________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Information contained herein is subject to completion or amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement
becomes effective.   This prospectus shall not constitute an offer to sell
or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                 Subject to completion

                                          , 1997
Prospectus

3,000,000 Shares

Avondale Industries, Inc.      [LOGO]

Common Stock
($1.00 par value)

Of the 3,500,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), of Avondale Industries, Inc. ("Avondale" or the "Company") being offered hereby (the "Offering"), 2,946,387 are being sold by the Avondale Industries, Inc. Employee Stock Ownership Plan (the "Selling Shareholder")
and  53,613   are  being sold  by the Company. See  "Selling Shareholder."
The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Shareholder. See "Use of Proceeds."

The Common Stock is traded on the Nasdaq National Market under the symbol "AVDL." On April _____, 1997, the last reported sale price of the Common
Stock was $     per share.

Prospective purchasers of shares should carefully consider the matters set forth on page 7 under the caption "Risk Factors."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------
                                 Price to  Underwriting   Proceeds    Proceeds to
                                  Public     Discount   to Company(1) Selling Shareholder(1)
Per Share. . . . . . . . . .      $          $            $           $
Total(2) . . . . . . . . . .      $          $            $           $
----------------------------------------------------------------------------------------------

(1)    Before  deducting  expenses  of  the offering, estimated at $        ,
       payable by the Company and $      , payable by the Selling Shareholder.
(2) The Company has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
       Shareholder will be $     , $      , $       and $     , respectively.
       See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on
or about          , 1997.

Salomon Brothers Inc                            Johnson Rice & Company L.L.C.

The date of this Prospectus is            , 1997


                       INSIDE FRONT COVER OF PROSPECTUS

Picture #1  [Artist's rendering of the LPD-17 vessel, the U.S. Navy's new class of amphibious ship. An alliance led by Avondale was awarded a $641 million contract to design, construct and support the initial ship in the LPD-17 program in December 1996.]

Picture #2  [The christening of USNS Bob Hope Sealift (T-AKR 300), to be delivered to the U.S. Navy in January, 1998.]

    Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, purchasing Common Stock to cover syndicate short positions and imposing penalty bids. For a description of these activities, see "Underwriting."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."



                            PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus and in the Consolidated Financial Statements, including the Notes thereto, and other documents that are included elsewhere herein or incorporated herein by reference. For descriptions of certain vessels and definitions of certain terms used herein, see "Glossary of Selected Industry Terms" appearing elsewhere herein. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                               The Company

General

      Avondale is one of the largest  shipbuilders in the United States,
specializing  in  the  design,  construction,   conversion,  repair  and
modernization of various types of ocean-going vessels for the military and commercial markets. A majority of Avondale's contracts in recent years has been for the construction of U.S. Navy surface ships, although it secured a large commercial contract in 1995 for the construction and conversion of double-hulled product carriers. Management believes the Company's low cost structure, experienced and skilled work force, technological capabilities, sophisticated construction processes and extensive experience gained over the past 25 years in building a variety of military and commercial vessels position the Company as one of the most cost-efficient and versatile shipbuilders in the United States. At December 31, 1996, the Company's shipbuilding backlog (the "firm backlog") was approximately $1.8 billion (including estimated contract escalation), exclusive of unexercised options aggregating $1.1 billion held by the U.S. Navy for additional ship orders (including estimated
contract  escalation).   See  "Management's Discussion  and  Analysis of
Financial Condition and Results of Operations" and "Business - Overview."

      In December 1996, an alliance led by the Company was awarded a contract to construct the first of an anticipated 12 vessels under the U.S. Navy's LPD-17 program. The U.S. Navy has stated that the LPD-17 vessels will be important to its amphibious operations over the next three decades and will replace a number of ships that will be decommissioned as they reach the end of their useful lives. The contract award provides for options exercisable by the U.S. Navy for two additional LPD vessels to be built by the alliance. Management believes that by securing the LPD-17 contract, the Company has continued to demonstrate its ability to compete successfully for U.S. Navy contracts based on the high level of its technical, engineering and production skills, as well as its cost efficient production methods. In addition, the backlog created from the LPD-17 contract is a strong foundation that will allow the Company to compete aggressively for other shipbuilding opportunities, particularly in the commercial markets. Upon the announcement of the award the unsuccessful bidder filed a protest which is being reviewed by the General Accounting Office ("GAO"), and the U.S. Navy issued a stop-work order pending the resolution of the protest. Management expects the GAO decision by mid-April 1997 and anticipates beginning design work immediately if a favorable decision is received. For additional information on the LPD-17 award, see "-LPD-17 and Other U.S. Navy Contracts" and "Business - Overview."

      To assure that its shipyard remains among the most modern in the world, Avondale has regularly made substantial capital investments to upgrade its technological capabilities and improve its production processes. In the 1980s, the Company entered into a technology sharing agreement with a major Japanese shipbuilding company and became the first U.S. shipyard to successfully implement modular construction techniques that had previously been perfected in Japan. Modular construction afforded Avondale significant production efficiencies in the installation of ship systems, largely due to the greater ease with which such systems could be installed in open modules rather than closed-in hulls. In 1995, Avondale invested $20 million in shipyard capital improvements, principally for the construction of a covered facility that houses two production lines dedicated to military vessels and two lines for commercial vessels. Sheltering the production process and separating the unit lines has substantially enhanced production flow and lowered unit production costs.

      An important element of the award to Avondale of the LPD-17 contract was its utilization of computer hardware and software provided by Intergraph Corporation ("Intergraph") that will permit the Company to engage in more advanced three-dimensional ship design and modeling than was previously used by the Company. This technology also provides for sophisticated data storage, management and retrieval for future projects. Among its other features, the technology permits engineering, production and material procurement tasks to be performed cooperatively in a teaming approach, thus enhancing the efficiency of the design phase. In connection with the LPD-17 program and future shipbuilding contracts, the Company will implement an Integrated Product Data Environment
("IPDE"),   which captures data in digital form  at  creation  and  then organizes, integrates, maintains and makes available such data to all program participants.

LPD-17 and Other U.S. Navy Contracts

      In addition to the contract award by the U.S. Navy to build the first LPD-17 vessel, the alliance was awarded options, exercisable by the U.S. Navy, for two additional ships of the LPD-17 class. It is expected that a total of 12 vessels will be built under the LPD-17 program. The members of the alliance, Bath Iron Works ("Bath") (a subsidiary of General Dynamics Corporation) and Hughes Aircraft Company ("Hughes") (a subsidiary of Hughes Electronics Corporation) and the Company submitted a joint bid with the Company as the prime contractor. Under the terms of an agreement between the alliance members, the Company will build the vessel covered by the December 1996 contract, and if the U.S. Navy exercises the two options, the Company would also construct the second and Bath would construct the third of the three LPD-17 vessels. Hughes will be responsible for total ship integration and the alliance will use Intergraph technology for the design and manufacture of the ship. For additional information on the terms of the LPD-17 contract award, the relationship between the members of the alliance and certain accounting considerations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Overview."

      In addition to the LPD-17, the Company currently has under construction for the U.S. Navy five TAKR 300 Class Sealift Ships, one LSD-CV and one Icebreaker. These vessels demonstrate the Company's ability to construct a broad range of vessels from those that principally require large-scale steel fabrication at a competitive cost, to highly sophisticated vessels that require extensive outfitting of electrical, command and control and weapons systems. The Company anticipates that it will continue to focus primarily on securing contracts to construct and convert military vessels, with its most immediate priority being the securing of the exercise of an option by the U.S. Navy for an additional Sealift vessel, as well as securing a contract for up to two additional Sealift vessels expected to be ordered by the U.S. Navy by the end of 1997.

      Although no new major U.S. Navy shipbuilding programs are anticipated before 2000, it is expected that additional U.S. Navy shipbuilding opportunities, including a series of ADC(X) vessels, a class of auxiliary vessels designed to deliver fuel, ammunition and other supplies to the U.S. Navy fleet with capabilities similar to the T-AOs constructed by Avondale, and the SC-21, which represents the next generation of surface combatant vessels, will become available thereafter.

Commercial Opportunities

      While Avondale focuses its efforts primarily on pursuing U.S. Navy shipbuilding contracts, it also pursues available commercial shipbuilding opportunities. Domestically, this effort is enhanced by the Oil Pollution Act of 1990, which requires the phased-in transition of single-hulled tankers and product carriers to double-hulled vessels, Title XI of the Merchant Marine Act, 1936, which, among other things, permits the U.S. government to guarantee loan obligations of owners for vessels built in U.S. shipyards, and the Jones Act, which requires all vessels transporting products between U.S. ports to be built by U.S. shipyards.

      Avondale has gained valuable commercial shipbuilding experience through its performance of two contracts for the construction of the double-hulled forebodies and a series of river hopper barges. Although the Company sustained operating losses with respect to these two commercial contracts, the impact of these losses was mitigated by the fact that these contracts absorbed a substantial amount of operating expenses that would otherwise have been allocated to other contracts. In addition, these contracts have been important in the Company's re-emergence in the competitive commercial tanker and barge markets. The Company believes that the opportunity to refine its design and production techniques, as well as the credibility it has gained in the commercial shipbuilding market, have positioned it to bid successfully for commercial shipbuilding opportunities as they arise and to perform such contracts profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Overview - Commercial Shipbuilding."

      The principal executive offices of the Company are located at 5100 River Road, Avondale, Louisiana 70094 (telephone no. (504) 436-2121).


                                 The Offering

Common Stock offered by:
  The Selling Shareholder              2,946,387 shares
  The Company                          53,613
Shares outstanding before the Offering 14,493,211(1)
Shares outstanding after the Offering  14,546,824
Nasdaq National Market Symbol          AVDL
Use of Proceeds                        The  Company intends to use the net
                                       proceeds from the sale of shares of
                                       Common Stock offered  by it to fund
                                       capital expenditures and  for other
                                       general  corporate  purposes.   The
                                       Company will not receive any of the
                                       proceeds from the sale of the shares
                                       of  Common  Stock  offered  by  the
                                       Selling Shareholder.
____________


(1) Based on the number of shares of Common Stock outstanding at March 1, 1997. Does not include 197,368 shares of Common Stock issuable upon exercise of stock options (currently exercisable or exercisable within 60 days) granted under existing stock option plans.


                            Selling Shareholder

      The Selling Shareholder is the Avondale Industries, Inc. Employee Stock Ownership Plan (the "ESOP" ), which owns 2,953,362 shares or approximately 20.4% of the outstanding shares of the Common Stock (including 6,975 shares that will be distributed to employees who have notified the Company of their intention to retire prior to March 12, 1997). After giving effect to the Offering, the Selling Shareholder will no longer own any shares of Common Stock of the Company.


                   Summary Historical Financial Information
                    (in thousands, except per share data)

                                           Years Ended December 31,
                                           1994       1995       1996
INCOME STATEMENT DATA:
  Net sales                              $475,810   $576,308   $624,929
  Gross profit                             47,485     58,671     81,827
  Income from operations                   16,949     26,548     36,790
  Income from continuing operations
    before income taxes                    13,375     23,780     34,495
  Net income(1)                             8,523     28,180     30,795
  Income per share of common stock from
    continuing operations                    0.90       1.95       2.13
BALANCE SHEET DATA:
  Working capital                         $ 34,836   $ 80,988   $119,475
  Total assets                             273,503    316,727    362,872
  Long-term debt                            48,875     60,593     54,866
  Shareholders' equity                     122,878    151,058    181,853
OTHER FINANCIAL DATA:
  EBITDA(2)                                $28,501    $36,367    $47,599
OPERATING DATA:
  Firm backlog                          $1,424,000 $1,413,000 $1,766,000

____________

(1) Net income for the year ended December 31, 1994 included a loss from discontinued operations of approximately $4.6 million ($.31 per share). Net income for the years ended December 31, 1995 and 1996 include deferred income tax benefits of $13.0 million ($.90 per share) and $9.0 million ($.62 per share), respectively, attributable to certain net operating loss carry forwards available to offset estimated future taxable earnings.

(2) As used herein, EBITDA is income from operations plus depreciation and amortization. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a calculation under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of the Company's operating performance or as an alternative to cash flows as a measure of the Company's liquidity.


                                 RISK FACTORS

      Prosepctive purchasers of the Common Stock offered hereby should carefully consider the risk factors set forth below. Statements included in this Prospectus, particularly in the section entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding future financial performance and results and other statements that are not historical fact constitute "forward-looking statements," as defined in Section 27A(i)(1) of the Securities Act of 1933, as amended. Many risks and uncertainties can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters set forth belowe, which constitute meaningful cautionary statements and identify important factors that could cause actual results to differ materially from those in such forward-looking statements.

Reliance on Major Customer

      Avondale's business is primarily dependent upon the ship construction and conversion programs of the U.S. Navy and other branches of the military, with over 90% of its $1.8 billion firm backlog at December 31, 1996 consisting of contracts to build vessels for the U.S. Navy. With the continuing effort of the federal government to reduce the federal budget deficit, there can be no assurance that the shipbuilding and conversion programs currently in progress will continue to be funded, or that those planned in the future by the U.S. Navy and other branches of the U.S. military will be implemented. Any significant reduction in the level of congressional appropriations for shipbuilding programs would have a material adverse effect on Avondale.

      The prospects of U.S. shipyards, including the Company, can be materially affected by their success in securing significant contract awards. Although a contract for the first of an anticipated 12 vessels under the LPD-17 program was awarded to an alliance led by the Company, the unsuccessful bidder filed a protest which is being reviewed by the GAO whose report is expected by mid-April 1997. Furthermore, there can be no assurance that the U.S. Navy will exercise its options for the two additional ships under the initial LPD-17 contract or for the additional Sealift vessels, or that Congress will appropriate funds for such options or for any additional LPD-17 vessels. It is also possible that the U.S. Navy may allocate the additional vessels between competing bidders, or that it may delay implementation of the construction program. With a substantial portion of Avondale's current firm backlog scheduled for completion by 1999, it is important that Avondale be a successful bidder for all or a substantial portion of the remaining LPD-17 vessels or other U.S. Navy or commercial work if it is to maintain its current level of shipbuilding activity beyond 1999.

Commercial Contracts

      Although the LPD-17 contract should provide, assuming exercise of additional options by the U.S. Navy, a substantial base of work continuing beyond the year 2000, the Company has significant fixed costs associated with its operations and, in order for the Company to achieve desirable operational efficiencies and profit levels during that period, it is important that the Company complement its firm backlog with additional shipbuilding orders. Other than the LPD-17, and the possible order of an additional two Sealift vessels by the U.S. Navy in the next year, the Company is unaware of any significant relevant military shipbuilding initiatives that are likely to commence before 2000, and it is therefore important that the Company secure additional commercial shipbuilding orders. Although for the reasons discussed elsewhere herein the Company believes that significant commercial shipbuilding opportunities will become available during the next five years, competition for such work is expected to be intense, and there can be no assurance that the Company will be successful in obtaining such work, or if awarded, will complete such work profitably. See "Business - Overview - U.S. Government."

Profit Recognition; Government Contracting

      Similar to other companies principally engaged in long-term construction projects, Avondale recognizes profits under the percentage of completion method of accounting, with profit recognition commencing when progress under the contract is sufficient to estimate final results with reasonable accuracy. Because contract profit recognition is dependent upon reliable estimates of the costs to complete such contract, profits recognized upon completion of the contract may be significantly less than anticipated, or the Company may incur a loss with respect to such contract, if it proves necessary to revise such cost estimates. Moreover, Avondale's principal U.S. government business is currently being performed under fixed-price or fixed-price incentive contracts, which wholly or partially shift the risk to Avondale of construction costs that exceed the contract price. In certain circumstances, the Company may submit Requests for Equitable Adjustment ("REAs") to the U.S. Navy seeking adjustments to the contract prices to compensate the Company when it incurs costs for which it does not believe it is responsible. Although the Company pursues REAs and all other contractual disputes vigorously, there is no assurance that the U.S. Navy will resolve the REAs or any of these disputes in a manner favorable to the Company. In addition, the Government has the right to suspend or debar a contractor from government contracting for significant violations of government procurement regulations. Avondale has never been subject to suspension or debarment. See "Business - Shipbuilding."

      In addition, although the LPD-17 contract award was made on a cost-plus-award fee basis, the ability of Avondale to realize its award fee is dependent not only upon its ability to perform its contractual obligations but also the satisfactory performance by other members of the team.

Competition and Regulation

      The reduced level of shipbuilding activity by the U.S. government during the past decade has significantly increased competition. With respect to the market for U.S. military contracts, there are principally five private U.S. shipyards, including Avondale, that compete for contracts to construct or convert surface vessels. Two of these companies are subsidiaries of corporations that have substantially greater resources than Avondale. With respect to commercial vessels that must be constructed by a U.S. shipyard under the Jones Act, there are approximately 20 private U.S. shipyards that can accommodate the construction of vessels up to 400 feet in length, ten of which Avondale considers to be its direct competitors for commercial contracts. With respect to the international commercial shipbuilding market, Avondale competes with numerous shipyards in several countries. See "Business - Competition."

      The termination of the U.S. construction-differential subsidy program in 1981 significantly curtailed the ability of U.S. shipyards to compete successfully for international commercial shipbuilding contracts with foreign shipyards, many of which are heavily subsidized by their governments. Currently, Avondale's commercial shipbuilding opportunities are materially dependent on certain U.S. laws and regulations, including (i) the Jones Act, which requires that all vessels transporting products between U.S. ports be constructed by U.S. shipyards, (ii) the Oil Pollution Act of 1990, which requires the phased-in transition of single-hulled tankers and product carriers to double-hulled vessels beginning January 1, 1995, and (iii) the 1993 amendments to the loan guarantee program under Title XI of the Merchant Marine Act, 1936, which permit the U.S. government to guarantee loan obligations of foreign vessel owners for foreign-flagged vessels built in U.S. shipyards. In connection with U.S. efforts to implement a 1994 multilateral agreement designed in part to eliminate government subsidies to commercial shipbuilders, legislation was introduced in the U.S. Congress that would eliminate the competitive advantages afforded to U.S. shipyards under the 1993 amendments to the Title XI guarantee program although during 1996 Congress adjourned without adopting or ratifying the agreements. In addition, legislative bills seeking to rescind or substantially modify the provisions of the Jones Act mandating the use of U.S.-built ships for coastwise trade are introduced from time to time, and are expected to be introduced in the future. Although management believes it is unlikely the Jones Act will be rescinded or materially modified in the foreseeable future, there can be no assurance to this effect with respect to the Jones Act or any other law or regulation benefitting U.S. shipbuilders. See "Business - Overview - Commercial Shipbuilding."

Labor Matters

      In February 1997 the National Labor Relations Board (the "NLRB") upheld a 1993 election held among certain of the Company's New Orleans area employees. The Company is continuing to pursue its objections to the election before the NLRB and, if the union is certified by the NLRB, can pursue its position before the U.S. Court of Appeals. If the NLRB certifies the union and that decision is upheld, the Company will be required under the federal labor laws to bargain in good faith with the union on matters such as wages, hours and other working conditions. Union certification may result in an increased risk that the union will engage in potentially disruptive activities such as strikes or picketing, or that the Company may incur higher labor and operating costs. See "Business - Employees."


Environmental Matters

      The Company is subject to various federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which are or were in compliance with all applicable laws at the time such acts were performed.



                               USE OF PROCEEDS

      The proceeds to be received by the Company from the Offering, after deducting underwriting discounts, commissions and estimated expenses, are estimated to be approximately $957,000, or $9.8 million if the Underwriters' over-allotment option is exercised in full. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Shareholder.

      The Company intends to use the net proceeds from the Offering to fund capital expenditures and any remaining net proceeds will be used for general corporate purposes. Until the net proceeds of the Offering are utilized for the purposes described above, they will be invested in interest bearing accounts, U.S. government securities, other investment grade debt securities and short-term investments.



                                CAPITALIZATION


      The following table sets forth the cash position and capitalization of the Company as of December 31, 1996, and as adjusted to give effect to the issuance and sale by the Company of the 53,613 shares of Common Stock offered hereby and the application of the net proceeds thereof as described above under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto.


                                                      December 31, 1996
                                                 ---------------------------
                                                  Historical    As Adjusted(1)
                                                 ------------  -------------
                                                       (in thousands)
Cash and cash equivalents...................     $      48,944  $    50,056
                                                 =============  ===========
Current maturities of long-term debt........     $       4,957  $     4,957
                                                 -------------  -----------
Long-term debt, less current maturities.....     $      54,866  $    54,866
                                                 -------------  -----------
Shareholders' equity
  Common  Stock,  $1.00  par value, 30,000,000
    shares authorized; 15,927,191 shares issued
    and outstanding, ________ shares issued and
    outstanding as adjusted..................           15,927       15,981
  Preferred  Stock, $1.00 par value, 5,000,000
   shares authorized, none issued...........               ---          ---
Additional paid-in capital..................           373,911      374,970
Accumulated deficit ........................          (196,129)    (196,129)
Treasury stock, 1,463,016 shares at cost....           (11,856)     (11,856)
                                                 -------------  -----------
     Total shareholders' equity.............           181,853      182,966
                                                 -------------  -----------
     Total capitalization...................     $     241,676  $   242,789
                                                 =============  ===========

__________________
(1) Does not include effects of issuance of 29,036 shares of Common Stock upon the exercise of options between January 1, 1997 and March 14, 1997.


                         PRICE RANGE OF COMMON STOCK

      The Company's Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol AVDL. The following table sets forth the range of high and low per share sales prices, as reported by the Nasdaq National Market, for the periods indicated.

Fiscal Year Ended December 31,             High          Low
------------------------------             ----          ---
1995
            First Quarter              $    8 1/8    $    7 1/8
            Second Quarter                  9 1/4         7
            Third Quarter                  15 7/8         8 1/8
            Fourth Quarter                 16 3/8        12 3/4
1996
            First Quarter                  18 1/8        14
            Second Quarter                 20 1/8        16 7/8
            Third Quarter                  19 1/8        13 7/8
            Fourth Quarter                 22            16 1/4
1997
            First Quarter
            (through March 14, 1997)       23 1/2        19 1/4


      At December 31, 1996, there were 760 holders of record of the Company's Common Stock. On March 14, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $20.75 per share.


                               DIVIDEND POLICY

      The Company does not currently pay dividends on its Common Stock, and no dividends were paid on the Company's Common Stock during the two years ended December 31, 1996. As discussed in Note 4 of the Notes to Consolidated Financial Statements, the terms of the Company's revolving credit agreement limit or restrict, without bank approval, the payment of cash dividends.


                    SELECTED CONSOLIDATED FINANCIAL DATA

      The following table contains selected consolidated financial data for the Company and its subsidiaries for each of the fiscal years in the five-year period ended December 31, 1996. The data for each of the fiscal years in the five-year period ended December 31, 1996 are derived from the consolidated financial statements of the Company and its subsidiaries. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, and the report of Deloitte & Touche LLP thereon, have been included in this Prospectus.

                                                           Years Ended December 31,
                                         ----------------------------------------------------------
                                                     (in thousands, except per share data)
                                            1992       1993        1994(2)      1995(2)     1996(2)
                                            ----       ----        -------      -------     -------
INCOME STATEMENT DATA:(1)
Continuing operations:
 Net sales                               $  576,384 $   456,724  $  475,810  $  576,308  $  624,929
 Gross profit                                37,796      33,180      47,485      58,671      81,827
 Income from operations                       7,281       3,400      16,949      26,548      36,790
 Net ESOP contribution(3)                     8,141         ---         ---         ---         ---
 Income (loss) from continuing operations   (11,321)     (5,233)     13,075      28,180      30,795
Income (loss) from discontinued operations      104      (3,561)     (4,552)        ---         ---
Net income (loss)(4)                        (11,217)     (8,794)      8,523      28,180      30,795
Income (loss) per share of Common Stock:
 Continuing operations                        (0.78)      (0.36)       0.90        1.95        2.13
 Discontinued operations                        NM        (0.25)      (0.31)        ---         ---
 Total                                        (0.78)      (0.61)       0.59        1.95        2.13

BALANCE SHEET DATA:
Working capital                          $   63,158  $   24,565  $   34,836  $   80,988  $  119,475
Total assets                                346,196     302,139     273,503     316,727     362,872
Long-term debt                               90,469      43,848      45,875      60,593      54,866
Shareholders' equity                        123,149     114,355     122,878     151,058     181,853
OTHER FINANCIAL DATA:
EBITDA(5)                                $   19,599  $   15,210  $   28,501  $   36,367  $   47,599
OPERATIONAL DATA:
Firm backlog                             $  678,000  $1,268,000  $1,424,000  $1,413,000  $1,766,000

____________________
NM -  Not Meaningful
(1) Income statement data for the years ended December 31, 1992 and 1993 have been restated to present Avondale's service contracting subsidiary as discontinued operations (see Note 5 of the Notes to Consolidated Financial Statements).
(2) See " Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements relating to, among other things, (i) proceeds received by the Company from the settlements of REAs in December 1995 and
      (ii) the impact of revisions of estimated profit on a previously completed shipbuilding contract in 1994, 1995 and 1996.
(3) The amounts reflected as Net ESOP contributions for 1992 reflect contributions made by the Company to the ESOP, all of which were returned to the Company as repayments of indebtedness owed by the ESOP to the Company incurred in connection with the purchase by
      the  ESOP  of the Common Stock of the Company in  1985.   Although
      these contributions were charged against income, they had no effect on shareholders' equity.
(4) Net income for the years ended December 31, 1995 and 1996 include deferred income tax benefits of $13.0 million ($.90 per share) and $9.0 million ($.62 per share), respectively, attributable to certain net operating loss carry forwards available to offset estimated future taxable earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5)   As  used  herein,  EBITDA  is  income  (loss) from operations plus
      depreciation  and  amortization.   EBITDA is  frequently  used  by
      securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a calculation under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of the Company's operating performance or as an alternative to cash flows as a measure of the Company's liquidity.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with Avondale's Consolidated Financial Statements and the Notes thereto.

Overview

      The improvement in the Company's operating results continued during fiscal 1996 with the Company reporting record financial results for 1996. Net sales were 8% above the prior year's level, income from continuing operations before income taxes increased 45% and net income increased by 9% compared to fiscal 1995.

      The Company's firm backlog at December 31, 1996 was approximately $1.8 billion (including estimated contract escalation) exclusive of unexercised options aggregating $1.1 billion held by the U.S. Navy (the "Navy") for additional ship orders (including estimated contract escalation). Firm backlog includes two Navy contracts awarded in 1996, the first of which was the exercise of a previously awarded option to construct an additional Sealift ship for approximately $211.1 million (or more than $240 million after considering certain additional components and reimbursable escalation). The exercise of this option represents the fifth ship which the Company has been awarded in the Sealift program. The Navy holds an option for an additional Sealift ship which is exercisable in 1997.

      In December 1996, the U.S. Navy awarded a contract to build the first ship of its new class of LPD-17 vessels to an alliance led by the Company. In addition, the alliance was awarded options, exercisable by the U.S. Navy, for two additional ships of the LPD-17 class. It is expected that a total of 12 vessels will be built under the LPD-17 program. The members of the alliance, Bath, Hughes and the Company submitted a joint bid with the Company as the prime contractor. Under the terms of an agreement between the alliance members, the Company will build the vessel covered by the December 1996 contract, and if the U.S. Navy exercises the two options, the Company would also construct the second and Bath would construct the third of the three LPD-17 vessels. Hughes will be responsible for total ship integration and the alliance will use Intergraph technology for the design and manufacture of the ship. In order to fairly represent its role as the prime contractor under the LPD-17 contract, the Company is required to report in its financial statements the entire contract amount for each vessel in the LPD-17 program constructed by the alliance as revenue. Under the subcontracting agreements entered into between the Company and each of Bath and Hughes, the award fees that can be earned under the LPD-17 contract are distributable among the alliance members in proportion to each member's performance and participation in the construction of the vessel for which the award was granted. To the extent that the Company's revenues include costs incurred by and award fees paid to the other alliance members, the Company's profit margins will be reduced. For additional information on the terms of the LPD-17 contract award, the relationship between the members of the alliance and certain accounting considerations, see "Business - Overview."

      Vessel deliveries in fiscal 1996 included the third of three LSD-CVs and a double-hulled T-AO representing the 16th vessel built by the Company since the program's inception in 1982. These deliveries represent the completion of construction on two multi-ship programs which provided a significant portion of the Company's workload over the past several years. Additionally, the Company delivered the third of four MHC-51 vessels in 1996, and in January 1997, the Company delivered the fourth and final vessel under the contract.

      The Company's operating results projected for 1997 are expected to be related principally to the LSD-CV 52, the Sealift ship contracts and the Icebreaker, while results projected for 1998 are expected to reflect primarily the Sealift and Icebreaker contracts. Except for the LPD-17 contract, the Company records profits under the percentage-of-completion method of accounting based on direct labor charges. See "Business
- Overview." Although the Company generally does not begin to record profits on its contracts until contract performance is sufficient to estimate final results with reasonable accuracy, actual profits taken with respect to such contracts may be affected if the Company is required in the future to revise its estimate of the cost to complete one or more of such contracts.

      As previously disclosed, certain of the Company's operations closed in 1994 with the completion of their respective contracts. One of these facilities was sold in December 1996, and the other is currently offered for sale. With respect to the remaining property, the Company currently is not aware of any material environmental liabilities to be incurred for site restoration, post closure monitoring commitments or other exit costs.

Results of Operations

      1996 vs. 1995. The Company recorded net income of $30.8 million, or $2.13 per share, for 1996 compared to $28.2 million, or $1.95 per share, for 1995 representing an increase of 9% in net income over the prior year. Net income for 1996 and 1995 include income tax benefits of $9.0 million, or $0.62 per share, and $13.0 million, or $0.90 per share, respectively, as discussed below. Also included in 1996 and 1995 net income are $4.4 million, or $0.30 per share, and $4.5 million, or $0.31 per share, respectively, reductions of a previously recognized loss which was recorded in prior years on the contract to construct three LSD-CVs. The reductions were due primarily to revisions of the total estimated contract cost as it neared completion.

      In addition to the improvements on the three LSD-CV contract, the increases in the Company's operating results in 1996 reflect improved operating profits recognized on the seven T-AO contract, which was completed in 1996, and the LSD-CV 52 contract. In addition, the Company began profit recognition on the contract to construct five Strategic Sealift vessels for the Navy. Also contributing to the increase in operating results for 1996 were operating profits of $8.2 million recorded by the Company's marine repair, modular construction and wholesale steel operations.

      These profits were offset, in part, by losses recorded on two commercial marine construction contracts. The Company recognized an $8.5 million loss on the contract to construct river hopper barges, primarily representing costs incurred in connection with the Company's entry into this competitive market. In addition, the Company recorded a $20 million loss with respect to the contract to retrofit four single-hull commercial tankers with new double hulls. This loss resulted from several factors, the most important of which related to certain modifications to the hull design that were required in order to comply with American Bureau of Shipbuilding standards after construction had been commenced by the Company in order to respond to a significantly compressed construction schedule caused by the customer's delay in obtaining financing. In addition, this project was commenced prior to the time that the Company's new automated production facility had become fully operational, and therefore did not benefit from the efficiencies which would have been realized from the completed factory. Finally, the pre-delivery testing of the first vessel revealed a condition which required certain modifications causing the Company to incur incremental costs.

      The impact of these losses was mitigated by the fact that these contracts absorbed a substantial amount of operating expenses that would otherwise have been allocated to other contracts. In addition, these contracts have been important in the Company's reemergence in the competitive commercial tanker and barge markets. The tanker contract has also enabled the Company to construct four forebodies which are patterned after the forebody of Avondale's standard tanker, providing experience in constructing this portion of the vessel, enabling the Company to refine the design and production techniques, and furthering the Company's progress toward achieving its stated goal of a more balanced mix of military and commercial work. The first double-hull tanker was delivered on October 3, 1996 while the second hull was delivered January 16, 1997. The remaining vessels are scheduled to be delivered in May and September 1997.

      The Company's net sales in 1996 increased $48.6 million, or 8%, as compared to the prior year. The increase in 1996 net sales was due primarily to increases in sales revenues recognized on the contracts to construct the first five Sealift ships, the Icebreaker and the forebodies for four double-hulled product tankers, which collectively accounted for 63% of the Company's 1996 net sales revenue. The increase in net sales was partially offset by reductions in sales revenues recognized on the contracts to construct the three LSD-CVs (the last of which was delivered in March 1996), LSD-CV 52 (scheduled for completion in November 1997), the seven T-AOs (the last of which was delivered in May 1996) and four MHCs (the third of which was delivered in July 1996 and the last of which was delivered in January 1997). The increase in 1996 net sales was also partially offset by reduced net sales recorded on paddle-wheeled gaming vessels (the last of which was delivered in 1995). The contracts to construct the three LSD-CVs, the LSD-CV 52, the seven T-AOs and four MHCs collectively accounted for 24% of the Company's 1996 net sales revenue.

      Gross profit for 1996 increased $23.2 million, or 39%, compared to 1995. The increase in 1996 gross profit was due primarily to profits recognized on the contract to construct the LSD-CV 52 and the seven T-AOs. Also contributing to the increase in gross profit was the start of profit recognition on the contract to construct the Strategic Sealift vessels. The increase in gross profit was partially offset by the losses recorded on the barge and forebodies contracts discussed above.

      Selling, general and administrative ("SG&A") expenses increased $12.9 million, or 40%, for 1996 compared to 1995. The overall increase in SG&A expenses was due primarily to increased labor costs, professional fees and computer equipment rental costs associated with the Company's successful LPD-17 proposal. These increases represent 76% of the increase in 1996 SG&A expenses.

      The Company's 1996 and 1995 operating results include income tax benefits of $9.0 million, or $0.62 per share, and $13.0 million, or $0.90 per share, respectively. As further discussed in Note 7 of the Notes to Consolidated Financial Statements, these amounts were principally the result of recognizing, for financial reporting purposes, income tax benefits from certain net operating loss carry forwards available to offset estimated future taxable earnings. In 1996 and 1995, the $9.0 million and $13.0 million respective tax benefits were offset by income tax provisions of $12.7 million and $8.6 million related to 1996 and
1995  operating  results,  respectively.   As  of  December   31,  1996,
substantially all of the Company's net operating loss carry forwards have been recognized for financial reporting purposes.

      Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and has adopted the disclosure-only provisions of SFAS 123. Implementation of the provisions of SFAS 123 had no material effect on the financial statements.

      1995 vs. 1994. The Company recorded net income of $28.2 million, or $1.95 per share, for 1995 compared to $8.5 million, or $0.59 per share, for 1994 representing a threefold increase in net income over the prior year. The 1995 net income includes a $4.4 million, or $0.30 per share, net income tax benefit (discussed below). Also included in 1995 net income is $4.5 million, or $0.31 per share, which is a reduction of a previously recognized loss which was recorded in prior years on the contract to construct three LSD-CVs. The reduction was due primarily to a revision of the total estimated contract cost as it nears completion. Included in net income for 1994 are a $3.5 million, or $0.24 per share, net gain related to revisions of estimated contract profits on several previously completed shipbuilding contracts and a loss from discontinued operations of $4.6 million, or $0.31 per share, reflecting the Company's decision in 1994 to discontinue its service contracting business.

      The significant increases in the Company's operating results in 1995 primarily reflect increased operating profits recognized on the LSD-CV 52 contract, as well as the reversal of part of a previously recognized loss on the contract to construct three LSD-CVs, and the recognition of operating profit on the T-AO contract. Also contributing to the increase in operating results for 1995 were profits recorded by the Company's marine repair and wholesale steel operations and an increase in interest income primarily resulting from an increase in the Company's invested cash balances.

      The Company's net sales in 1995 increased $100.5 million, or 21%, as compared to the prior year. The increase in 1995 net sales was due primarily to increases in sales revenues recognized on the contracts to construct the first three Sealift ships, the forebodies for four double-hulled product tankers, the LSD-CV 52 and the Icebreaker, which collectively accounted for 54% of the Company's 1995 net sales revenue. The increase in net sales was partially offset by reductions in sales revenues recognized on the contracts to construct the seven T-AOs (the fifth and sixth of which were delivered in 1995), three LSD-CVs (the second of which was delivered in 1995) and four MHCs (the first of which was delivered in 1995), as these contracts approach completion. The contracts to construct the T-AOs, three LSD-CVs, and four MHCs collectively accounted for 28% of the Company's 1995 net sales revenue.

      Gross profit for 1995 increased $11.2 million, or 24%, compared to 1994. The increase in 1995 gross profit was primarily due to profits recognized on the contract to construct the LSD-CV 52 as the percentage of completion was sufficient to begin profit recognition in 1995.

      Selling, general and administrative ("SG&A") expenses increased $1.6 million, or 5%, for 1995 compared to 1994. The overall increase in SG&A expenses primarily reflected increased operating activity at the Company's main shipyard and, in part, an increase in indirect labor and associated costs resulting from a wage increase given in January 1995 to all employees. These increases in SG&A expenses were partially offset by a decrease in SG&A expenses resulting from the closing of certain subsidiary operations.

      Interest expense increased by $457,000, or 10%, in 1995 as compared to 1994. The increase was due principally to interest expense associated with the $17.8 million Title XI financing completed in February 1995 (as discussed below), $36.3 million of Series 1994 industrial revenue bonds (see Note 4 of the Notes to Consolidated Financial Statements) and a note issued as part of a litigation settlement (discussed in Note 10 of the Notes to Consolidated Financial Statements). These increases were partially offset by an increase in interest capitalized on assets under construction relating primarily to the modernization project.

      The Company's 1995 operating results include a net income tax benefit of $4.4 million, or $0.30 per share. As further discussed in
Note 7 of the Notes to Consolidated Financial Statements, the net income tax benefit is principally the result of recognizing, for financial reporting purposes, a $13.0 million income tax benefit from certain net operating loss carry forwards available to offset estimated future taxable earnings. The $13.0 million tax benefit was partially offset by an income tax provision of $8.6 million related to 1995 operating results. There was a minor provision for income taxes in the same period in 1994 as an income tax benefit related to available net operating loss carry forwards was recognized only to the extent of then current operating results.

Liquidity and Capital Resources

      The Company's cash and cash equivalents totaled $48.9 million at December 31, 1996 as compared to $38.5 million at December 31, 1995. Contributing to the improved cash balance at December 31, 1996 were amounts collected as a result of the settlement of the Company's Request for Equitable Adjustment ("Minehunter REA") filed with the U.S. Navy related to the four MHCs currently under contract (as discussed in further detail in Note 2 of the Notes to Consolidated Financial Statements). The Company's operating activities represented a significant source of cash in 1996, generating approximately $26.7 million. The Company's primary uses of cash in the current year consisted of capital expenditures of $13.8 million and principal payments on long-term borrowings of $5.8 million.

      The Company's $42.5 million revolving credit agreement ("the agreement") provides available liquidity for working capital purposes, capital expenditures and letters of credit. At December 31, 1996, there were approximately $11.3 million of letters of credit issued against the agreement leaving approximately $31.2 million of liquidity available to Avondale for operations and other purposes. Continuing access to the agreement is conditioned upon the Company remaining in compliance with the covenants which include certain financial ratios. At December 31, 1996 the Company was in compliance with the covenants contained therein. The Company believes that its capital resources will be sufficient to finance current and projected operations.

      In order to comply with the terms of the LPD-17 contract, the Company will make significant capital expenditures, particularly to enhance its computer-aided design and product modeling capabilities. The Company currently has sufficient cash and available lines of credit to fund these capital expenditures. Nevertheless, the Company and its banks agreed to increase the size of its revolving credit agreement from $42.5 million to $85 million conditioned upon the favorable resolution of the protest of the LPD-17 contract (which resolution is anticipated in early April 1997). The increase in the size of the agreement is sufficient to allow the Company to fund the expenditures on an interim basis with borrowings under the agreement while preserving the current level of available liquidity. The amended agreement provides that the available credit under the agreement will be reduced to approximately $50 million once a long-term financing for the LPD-17 expenditures is in place (as discussed below) and, at the same time, the banks have agreed to eliminate all collateral except their second mortgage on the Company's 900-foot floating drydock. In addition, the amended agreement would extend the expiration date until April 2000.

      Under planned long-term financing for the LPD-17 expenditures, the Company, in conjunction with the University of New Orleans (the "University", and the University of New Orleans Research and Technology Foundation (the "Foundation"), intends to construct a 200,000 square foot building on property owned by the Company adjacent to the Company's main shipyard. In addition, the plan includes the purchase of the hardware and software required to comply with the LPD-17 contract terms related to the implementation of the extensive three-dimensional ship design and IPDE teaming technology. The initial investment in this new facility, which will be known as the "UNO/Avondale Maritime Technology Center of Excellence," is estimated at $40 million, and will be financed by the Foundation using third-party debt or lease financing to be repaid through annual appropriations from the state and guaranteed by the Company. The Company will enter into a long-term lease for the Center requiring only a nominal lease payment. The Company will guarantee the debt and provide access to the technology and a portion of the Center to the University for their use in research and the development of educational curricula. The Company and the University are in the process of securing the required approvals. Development of the Center and the requisite state support are contigent on the successful resolution of the LPD-17 protest.

      The Company's estimated net operating loss carry forward for income tax purposes was $29 million at December 31, 1996. This amount, plus available income tax credits from prior years of $5.4 million, and $2.7 million of alternative minimum tax credits will be used to reduce the income tax liabilities for 1997 and later years. The $1.76 million cash paid in 1996 for income taxes reflects payments for alternative minimum tax. The net operating loss carry forwards expire in years 2006 through 2008 and the tax credit carry forwards expire in years 2000 through 2011. The alternative minimum tax credits may be carried forward indefinitely. The ESOP's sale of its shares of Common Stock will result in a "change of control" of the Company for tax purposes and may limit the timing of the Company's use of its net operating loss carry forwards in 1997 and later years.


                                   BUSINESS

Overview

      Avondale is one of the largest shipbuilders in the United States, specializing in the design, construction, conversion, repair and modernization of various types of ocean-going vessels for the military and commercial markets. A majority of Avondale's contracts in recent years has been for the construction of U.S. Navy surface ships, although it secured a large commercial contract in 1995 for the construction and conversion of double-hulled product carriers. Management believes the Company's low cost structure, experienced and skilled work force, technological capabilities, sophisticated construction processes and extensive experience in building a variety of military and commercial vessels position the Company as one of the most cost-efficient and versatile shipbuilders in the United States. At December 31, 1996, the Company's shipbuilding backlog (the "firm backlog") was approximately $1.8 billion (including estimated contract escalation), exclusive of unexercised options aggregating $1.1 billion held by the U.S. Navy for additional ship orders (including estimated contract escalation).

      In December 1996, an alliance led by the Company was awarded a contract to construct the first of an anticipated 12 vessels under the U.S. Navy's LPD-17 program. The contract award provides for options exercisable by the U.S. Navy for two additional LPD vessels to be built by the alliance. Management believes that by securing the LPD-17 contract the Company has continued to demonstrate its ability to compete successfully for U.S. Navy contracts based on the high level of its technical, engineering and production skills, as well as its cost efficient production methods. In addition, the backlog created from the LPD-17 contract is a strong foundation that will allow the Company to compete aggressively for other shipbuilding opportunities, particularly in the commercial markets. Upon the announcement of the award the unsuccessful bidder filed a protest which is being reviewed by the GAO and the U.S. Navy issued a stop-work order pending the resolution of the protest. Management expects the GAO decision by mid-April 1997 and anticipates beginning design work immediately if a favorable decision is received. For additional information on the LPD-17 award, see "-U.S. Government."

      Historical Information. Avondale is a versatile shipyard that has been the successful bidder for a variety of marine construction projects. Organized in 1938, Avondale first began building ocean-going ships in the 1950s. From 1959 to 1985, the Company was operated as a subsidiary of Ogden Corporation, a diversified New York Stock Exchange listed company headquartered in New York, New York. Prior to the 1980s, Avondale built both military and commercial vessels. In addition to the construction of 27 destroyer escorts for the U.S. Navy, Avondale successfully completed a variety of construction projects during that period, including general cargo and multi-product carriers, such as LASH vessels, container vessels, crude oil tankers and product carriers. In the early 1980s, however, several measures were implemented that changed the marine construction industry significantly. The termination of the U.S. construction-differential subsidy program in 1981 significantly curtailed the ability of U.S. shipyards to compete successfully for international commercial shipbuilding contracts with foreign shipyards, many of which are heavily subsidized by their governments. The effects of the elimination of these subsidies were largely offset, however, by the initiative to expand the U.S. Navy fleet to 600 ships, thereby significantly increasing the U.S. Navy shipbuilding opportunities available to Avondale.

      Initially, Avondale capitalized on the U.S. Navy shipbuilding opportunities through its construction of five AOs during the early 1980s. Since AOs are essentially oil tankers modified to meet certain military requirements, they were a natural extension of the product carrier vessels previously built by Avondale.

      During the remainder of the 1980s and the first part of this decade, Avondale steadily expanded the range of vessels that it built for the U.S. Navy. The Company principally focused on those vessels that were related to, or natural extensions of, predecessor vessels constructed by Avondale, where Avondale could best capitalize on its prior experience and proven capabilities. Among the U.S. Navy vessels built or under construction during this period were 16 T-AOs, five LSDs, four LSD-CVs, five AOJs (which constituted conversions of AOs previously built by Avondale), one T-AGS 45, 15 LCACs, four MHCs and three SL 7 conversions.

      With the end of the Cold War, and the pressure of domestic budget constraints, spending for new vessel construction by the U.S. Navy has been substantially reduced, with the rate of new vessel construction reduced to approximately 50% of that in the 1980s. Despite the contraction in U.S. Navy shipbuilding activity, management believes that Avondale's versatility has been a significant factor in its successful efforts to restore its backlog, which efforts have also been bolstered by Avondale's experience in building vessels comparable to those currently in demand.

      U.S. Government. In addition to the contract award by the U.S. Navy to build the first LPD-17 vessel, the alliance was awarded options, exercisable by the U.S. Navy, for two additional ships of the LPD-17 class. It is expected that a total of 12 vessels will be built under the LPD-17 program. The members of the alliance, Bath, Hughes and the Company submitted a joint bid with the Company as the prime contractor. Under the terms of an agreement between the alliance members, the Company will build the vessel covered by the December 1996 contract, and if the U.S. Navy exercises the two options, the Company would also construct the second and Bath would construct the third of the three LPD-17 vessels. Hughes will be responsible for total ship integration and the alliance will use Intergraph technology for the design and manufacture of the ship.

      The first three vessels of the LPD-17 program will be built pursuant to a cost-plus-award fee contract, with the Company, Hughes and Bath being entitled to reimbursement for their respective allowable costs in performing the contracts as such costs are incurred. The contract provides for the payment of an award fee to the members of the alliance, the amount of which is dependent upon the results of periodic evaluations of contract performance. The maximum award fee to be earned is 10% of the bid cost for the LPD-17 contract, and it is anticipated that any award fee granted will be paid incrementally upon completion of each periodic evaluation. Pursuant to the subcontracting agreements entered into between the Company and each of Bath and Hughes, any award fees earned by the alliance will be distributed to the alliance members in proportion to each member's performance and participation in the construction of the vessel for which the award was granted. Unlike the Company's other principal shipbuilding contracts, where profits are recognized under the percentage of completion method of accounting, the Company will record profit on the LPD-17 contract upon award of any incremental fee. In addition, although the LPD-17 contract is on a cost-plus-award fee basis, the ability of Avondale to realize any incremental award fee is dependent not only upon its ability to perform its contractual obligations but also the satisfactory performance by other members of the team.

      In accordance with the U.S. Navy's requirement of a streamlined contractual relationship, the alliance's agreement provides that the Company will act as the prime contractor for all three vessels, and as such, the Company will be responsible for billing not only its own costs, but also any costs incurred by Bath and Hughes. Accrodingly, all such amounts will be reflected in the Company's financial statements.

      The Company's backlog at December 31, 1996 includes $641 million, which amount is the aggregate of the estimated cost to complete the first LPD-17 vessel and the maximum award fee that would be payable to Avondale and the alliance. However, a substantial portion of the reported backlog for the first vessel is related to work to be performed by the other alliance members. To the extent that the Company's revenues include costs incurred by and award fees paid to other alliance members, the Company's profit margins will be reduced.

      If the U.S. Navy proceeds with its previously announced intention to construct additional LPD vessels beyond the first three, the Company expects that the contracts for such vessels will provide for a more traditional pricing arrangement, such as a fixed-price incentive contract or fixed-price contract.

      The U.S. Navy has stated that the LPD-17 vessels will be important to its amphibious operations over the next three decades, and will replace a number of ships that will be decommissioned as they reach the end of their useful lives. In 1995, Congress appropriated $974.0 million for the construction of the first of an anticipated 12 ships under the LPD-17 program. The award to the Company-led alliance of the contract to construct the initial LPD-17 ship enhances the viability and competitiveness of the alliance in its pursuit of the remaining LPD-17 ships. If the U.S. Navy awards contracts to construct the 12 ships, the Company would construct eight ships and Bath would construct four ships.

      Also included in the current firm backlog for the military are contracts to construct five Sealift ships with remaining contract billings of $875.1 million (including estimated contract escalation). The Sealift ships, which are designed to assist in the rapid transportation and deployment of military personnel, equipment and supplies, are comparable to other vessels, such as auxiliary and amphibious support ships, that have been previously constructed by Avondale for the military. In addition, the Navy holds an option to require the Company to construct an additional Sealift vessel for an additional $240 million (including estimated contract escalation), which option is expected to be exercised by the end of 1997. The first Sealift ship is scheduled for delivery in 1998 with the final ship (assuming exercise by the U.S. Navy of the remaining Sealift option) scheduled for delivery in 2000.

      Although no new major U.S. Navy shipbuilding programs are anticipated before 2000, it is expected that additional U.S. Navy shipbuilding opportunities including a series of ADC(X) vessels, a class of auxiliary vessels designed to deliver fuel, ammunition and other supplies to the U.S. Navy fleet with capabilities similar to the T-AOs constructed by Avondale, and the SC-21, which represents the next
generation   of   surface  combatant  vessels,  will  become   available
thereafter.

      Commercial Shipbuilding. Two legislative enactments in the early 1990s have significantly enhanced U.S. commercial shipbuilding opportunities. The Oil Pollution Act of 1990, which requires the phased-in transition of single-hulled tankers and product carriers to double-hulled vessels beginning January 1, 1995, has created a demand (that is expected to continue through the remainder of the decade) for the retro-fitting of existing tankers and the construction of new double-hulled tankers, as oil and energy companies and other ship operators upgrade their fleets to comply with the law. Industry analysts believe that other countries may pass laws comparable to the Oil Pollution Act of 1990, which would further increase worldwide demand for double-hulled product carriers.

      In late 1993, Congress amended the loan guarantee program under Title XI of the Merchant Marine Act, 1936, to permit the U.S. government to guarantee loan obligations of foreign vessel owners for foreign-flagged vessels that are built in U.S. shipyards. Title XI authorizes MARAD to guarantee debt with a term of up to 25 years in an amount up to 87.5% of the vessel cost, thereby enabling shipowners to obtain financing on more favorable terms than those currently offered by other countries having guarantee or subsidy programs for foreign nationals similar to Title XI. These 1993 amendments expanded Title XI in a manner that has attracted foreign owners and created foreign commercial shipbuilding opportunities for U.S. shipyards.

      Management believes these initiatives have assisted Avondale in attracting recent commercial shipbuilding opportunities. In May 1995, the Company finalized a $143.9 million contract to construct four double-hulled forebodies for product carriers owned by a U.S. shipping company. These double-hulled product carriers are the first U.S.-flag product carriers built in the United States in eight years. The contract is supported by a Title XI guarantee by MARAD. The completed vessels incorporating the first two forebodies were delivered in October 1996 and January 1997, respectively, with the remaining two forebodies scheduled for completion by the third quarter of 1997. Avondale believes its receipt of this contract was further assisted by its prior experience in constructing three double-hulled T-AOs on behalf of the U.S. Navy.

      In November 1995, the Company signed a contract for the construction of up to six (but not less than four) double-hulled product carriers. This contract is subject to the customer's ability to qualify for and receive a Title XI MARAD financing guarantee. The contract originally called for delivery of the vessels by the end of 1998. However, in April 1996 at the request of the customer a modification of the agreement was reached to extend the delivery from 1998 to the year 2000. These U.S.-flag vessels will comply with all requirements of the Oil Pollution Act of 1990 and will engage in transportation of petroleum products between U.S. ports under the Jones Act.

      Prior to 1997, legislation was introduced in the U.S. Congress that would eliminate the competitive advantages afforded to U.S. shipyards under the 1993 amendments to the Title XI guarantee program. This legislation would implement a December 1994 trade agreement among the United States, the European Union, Finland, Japan, Korea, Norway and Sweden (which collectively control over 75% of the market share for worldwide vessel construction) negotiated under the auspices of the Organization for Economic Cooperation and Development (the "OECD Agreement"). The OECD Agreement and related accords seek, among other things, to eliminate government subsidies provided to commercial shipbuilders and to adopt a uniform standard of government credit assistance for foreign nationals. Under these multilateral accords, each participating nation agreed not to provide credit assistance to foreign nationals in excess of 80% of the vessel construction price, and to limit the term of any credit assistance to not more than 12 years. During 1996, Congress adjourned without adopting or ratifying the OECD Agreement. Proponents of the OECD Agreement may seek to have it reconsidered in 1997 and, if such legislation were enacted by Congress in its current form, the Title XI guarantee program would be modified to be in accord with the uniform credit assistance standards mandated under the OECD Agreement, thereby eliminating the advantages available to U.S. shipyards under the 1993 Title XI amendments.

      Avondale is not able at this time to assess whether legislation implementing the OECD Agreement will be enacted by Congress or the ultimate impact that any such legislation may have. Although the OECD Agreement promotes the goal of eliminating commercial shipbuilding subsidies by signatory nations, there can be no assurance that certain safeguards in the agreement will not be circumvented or will be adequately enforced, or that worldwide commercial shipbuilding opportunities may continue to flow to foreign shipyards located in signatory nations (which may have developed structural competitive advantages as a result of their long histories of subsidization) or may be diverted to non-signatory nations. If the competitive advantages of the current Title XI guarantee program are eliminated and the OECD Agreement fails to achieve its objectives, Avondale's ability to compete for international commercial shipbuilding contracts will remain limited, notwithstanding the increased opportunities that are expected to arise as vessels of the worldwide tanker and product carrier fleet approach the end of their useful lives.

      Legislative bills seeking to rescind or substantially modify the provisions of the Jones Act mandating the use of U.S.-built ships for coastwise trade are introduced in Congress from time to time, and are expected to be introduced in the future. Although management believes it is unlikely the Jones Act will be rescinded or materially modified in the foreseeable future, there can be no assurance to this effect with respect to the Jones Act or any other law or regulation benefitting U.S. shipbuilders.

      The Company believes that significant commercial shipbuilding opportunities will become available during the next five years. Future commercial opportunities include constructing vessels with national defense features for the RRF and the retrofitting of existing tankers or product carriers and construction of new double-hulled tankers or product carriers in response to the Oil Pollution Act of 1990 which requires the phase-in transition of single-hulled tankers and product carriers to double-hulled vessels beginning January 1, 1995. Although orders for new vessels have not been placed at the rate originally expected by the Company, management believes a significant volume of such work will begin to become available before 2000, with orders being placed in the next two years.

      Technological Innovations. To assure that its shipyard remains among the most modern in the world, Avondale regularly reviews and assesses its construction and production process. In this regard, Avondale often consults with other highly successful shipbuilding companies concerning advances in shipbuilding technology. In the early 1980s, the Company was the first U.S. shipyard to successfully implement modular construction techniques that had previously been perfected by Japanese shipbuilders. Management believes these techniques were a major factor in Japan's dominance of the commercial shipbuilding market during the 1970s. Avondale obtained its modular construction capabilities and "know-how" pursuant to an agreement with Ishikawajima-Harima Heavy Industries Co., Ltd. ("IHI"), one of Japan's largest shipbuilders, which worked with Avondale to change its manufacturing processes and to train Avondale's employees. Modular construction afforded Avondale significant production efficiencies in the installation of ship systems, largely due to the greater ease with which such systems could be installed in open modules rather than closed-in hulls. As a result of these efforts, Avondale realized substantial increases in labor productivity.

      In addition, in 1994 the Company entered into a technology sharing agreement with AESA of Spain, regarded as an innovative and successful world-class shipyard. After an on-site review of Avondale's shipyard by AESA, as well as a review by Avondale of current shipbuilding technology in other countries, Avondale invested $20 million in capital improvements designed to increase efficiency by improving production flow. In particular, the Company integrated certain assembly-line techniques with its modular construction processes. To that end, the Company has built a covered facility that houses two production lines dedicated to military vessels and two lines for commercial vessels. Avondale believes that sheltering the production process and separating the unit lines will enhance production efficiencies and lower unit production costs.

      Because the construction of commercial vessels, particularly the product carriers that Avondale has traditionally built, places an emphasis on steel fabrication rather than the complex technological outfitting involved in U.S. naval construction, Avondale's ability to compete effectively for additional commercial work should be enhanced by the new assembly-line process.

      An important element of the award to Avondale of the LPD-17 contract was its utilization of computer hardware and software provided by Intergraph that will permit the Company to engage in more advanced three-dimensional, ship design and modeling than was previously used by the Company. This technology also provides for sophisticated data storage, management and retrieval for future projects. Among its other features, the technology permits engineering, production and material procurement tasks to be performed cooperatively in a teaming approach, thus enhancing the efficiency of the design phase. In connection with the LPD-17 program and future shipbuilding contracts, the Company will implement an IPDE which captures data in digital form at creation and then organizes, integrates, maintains and makes available such data to all program participants.

Shipbuilding

      The Company is predominantly engaged in the design, construction, conversion, repair and modernization of various types of military and commercial vessels.

      The main shipyard facility, which is located on a 257-acre site on the Mississippi River near New Orleans, includes multiple building ways, side launching facilities, a 900-foot floating dry dock/launch platform that permits construction of vessels up to 1,000 feet in length and a 650-foot floating dry dock principally used for ship repair. The main shipyard is equipped to build almost any type of vessel other than nuclear submarines and certain surface vessels, such as ultra-large crude carriers. Avondale also operates several other facilities in the vicinity of the main shipyard, including its Westwego shipyard, which is used primarily for boat construction and repair, and its Algiers shipyard, which is used primarily for the repair and overhaul of
ocean-going  vessels.   In  addition,  the  Company  operates  a  marine
fabrication facility in Gulfport, Mississippi, which currently is being used to construct the river hopper barges.

      The Company continues to be materially dependent on the U.S. Navy's ship construction and conversion programs. The following table sets forth the distribution of marine construction and repair activities during the last five years based on contract billings. As the table indicates, a majority of Avondale's work in the year ended December 31, 1996 was comprised of new military construction. Commercial new construction increased in 1995 and 1996, principally due to the construction of the four forebodies and the construction of the river hopper barges discussed in "-Other Operations - Boat Division."


             Distribution of Marine Construction and Repair Work

                                          Years Ended December 31,
                               --------------------------------------------
                               1992      1993      1994      1995      1996
                               ----      ----      ----      ----      ----
U.S. MILITARY:
 New construction               87%       88%       81%        80%       81%
 Repair, overhaul and
   conversion                    6%        2%       --         --        --

COMMERCIAL:
 New construction                2%        6%       11%        16%       17%
 Repair, overhaul and
   conversion                    5%        4%        8%         4%        2%
                               ----      ----      ----       ----      ----
      TOTAL                    100%      100%      100%       100%      100%
                               ====      ====      ====       ====      ====

The  percentage of new construction  for  the  U.S.  Navy  in  1996  was virtually unchanged since 1994. Commercial repair, overhaul and conversion decreased in 1995 as compared to 1994, as the Company's work on several contracts with a private contractor for the repair of Sealift ships approached completion. See "-Other Operations - Repair Operations."

      Government Contracting. Avondale's principal U.S. government business is currently being performed under fixed-price and fixed-price incentive contracts, although the recent LPD-17 contract is a cost-plus -award fee contract. Under fixed-price contracts, the contractor retains all cost savings on completed contracts but is also liable for the full amount of all cost overruns for which it is responsible. Fixed-price incentive contracts, on the other hand, provide for sharing between the government and the contractor of cost savings and cost overruns based primarily on a specified formula that compares the contract target cost with actual cost. In addition, such fixed-price incentive contracts generally provide for payment of escalation of costs based on published indices relating to the shipbuilding industry. Although all cost savings are shared under fixed-price incentive contracts, cost overruns in excess of a specified amount must be borne entirely by the contractor. Recent contract awards for the Sealift vessels, the fourth LSD-CV and the Icebreaker are each fixed-price incentive contracts. The LPD-17 contract provides for the payment of all costs that are reimbursable under government contracts. The award fee is payable periodically after the Navy's evaluation of the alliances's performance in executing the contract's performance goals and objectives. See "-Overview."

      All contracts for the construction and conversion of U.S. Navy vessels are subject to competitive bidding. As a safeguard to anti-competitive bidding practices, the U.S. Navy has recently employed the concept of "cost realism," which requires that each bidder submit information on pricing, estimated costs of completion and anticipated profit margins. The U.S. Navy uses this and other data to determine an estimated cost for each bidder. The U.S. Navy may then re-evaluate a bid by using the higher of the bidder's and the U.S. Navy's cost estimates.

      Under government regulations, certain costs, including certain financing costs, portions of research and development costs and certain marketing expenses, are not allowable costs under fixed-price incentive and cost contracts. The government also regulates the methods by which overhead costs are allocated to government contracts.

      U.S. government contracts are subject to termination by the government either for its convenience or upon default by the contractor. If the termination is for the government's convenience, contracts provide for payment upon termination for items delivered to and accepted by the government, payment of the contractor's costs incurred plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit. However, if a contract termination results from the contractor's default, the contractor is paid such amount as may be agreed upon for completed and partially completed products and services accepted by the government. The government is not liable for the contractor's costs with respect to unaccepted items and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portions of the contract. In addition, the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

      The continuation of any U.S. Navy shipbuilding program is dependent upon the continuing availability of Congressional appropriations for that program. It is customary for the U.S. Navy to award contracts to build one or more vessels of a program to a contractor together with options (exercisable by the U.S. Navy) to purchase additional vessels in the program. Generally, contracts to build vessels are not awarded until funds to pay the full contract have been appropriated. However, because Congress usually appropriates funds on a fiscal year basis, funds may never be appropriated to permit the U.S. Navy to exercise options that have been awarded. In addition, even if funds are appropriated, the U.S. Navy is not required to exercise the options.

      Because its U.S. Navy contracts require the Company to have access to classified information, Avondale must maintain a security clearance for its facility. Among other things, facilities with such clearances must restrict the access of non-U.S. citizens to classified information. If in the future the percentage of foreign ownership of the Company's Common Stock is increased to a level that could result in foreign dominance or control of its activities, the Company would be required to implement additional measures to insure that classified material would not be compromised or risk the loss of its security clearance.

      Due to the complexity of government contracts and applicable regulations, contract disputes with the government may occur in the ordinary course of the Company's business. Based upon management's analysis of each such dispute and advice of counsel, the Company records, if appropriate, an estimate of the amount recoverable upon resolution of such disputes. There are currently no such amounts recorded. Although management believes its estimates are based upon a reasonable analysis of such disputes, no assurance can be given that its estimates will be accurate, and variances between such estimates and actual results can be material. The Company believes that adequate provision has been made in its financial statements for this and other normal uncertainties incident to its government business.

      There is significant oversight of defense contractors to prevent waste in the defense procurement process. Areas of contract dispute are reviewed by the government for evidence of criminal misconduct such as mischarging, product substitution and false certification of pricing and other data. In the event the government alleges a violation of its procurement regulations, it may seek compensatory, treble or punitive damages in substantial amounts and indictments, fines, penalties and forfeitures. In addition, the government has the right to suspend or debar a contractor from government contracting for significant violations of government procurement regulations. Avondale has never been subject to suspension or debarment.

      Vessel Deliveries and Backlog. At December 31, 1996, the Company had a firm backlog of shipbuilding contracts of approximately $1.8 billion (exclusive of unexercised options aggregating $1.1 billion held by the U.S. Navy for additional ship orders (including estimated contract escalation)) compared with backlogs of $1.4 billion each at December 31, 1995 and 1994. The Company's firm backlog at December 31, 1996 primarily consisted of $186 million to complete the Icebreaker, $875 million to complete the remaining five Sealift ships and $641 million related to the LPD-17 contract.

      Vessel deliveries in 1995 and 1996 included three T-AOs, two LSD-CVs, three MHCs, one gaming vessel and one double-hulled forebody. The Company plans to continue to actively pursue other government construction and conversion opportunities, as well as commercial opportunities, when they become available.

      The Company also has been actively pursuing commercial shipbuilding opportunities, although international commercial shipbuilding opportunities remain limited because shipbuilders in foreign countries are often subsidized by their governments, which allows them to sell their ships for prices below their construction costs. Domestic shipbuilding opportunities that are not affected by foreign subsidies offer better possibilities for the Company. See "-Overview - Commercial Shipbuilding."

      In connection with the bids and proposals that the Company has submitted or plans to submit to various commercial and government customers, no assurance can be given that the Company will be the successful bidder or that the vessels bid on will actually be built.

Other Operations

      Overview.   Although  the  Company  has  from  time  to time, on a
limited basis, pursued opportunities to diversify its business, management strongly believes that the Company's resources are most profitably employed in marine construction. As noted in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in order to focus on its core shipbuilding business and improve liquidity, the Company sold or discontinued certain of its non-core operations. The Company will continue to evaluate suitable diversification opportunities, principally those that would not detract from Avondale's core business and that would utilize the Company's existing facilities. Among possible diversification opportunities are:
(i) the construction of large industrial facilities utilizing modular shipbuilding expertise and project management experience; (ii) the repair and overhaul of U.S. Navy and commercial vessels; (iii) the construction of semi-submersible rigs, tension-leg platforms or similar structures used in the offshore oil and gas industry (which the Company has constructed from time to time in the past); and (iv) steel fabrication and other operations.

      Modular Construction. The Company has been able to apply its modular construction methods to a variety of non-marine industrial fabrication projects, including a sulphur recovery plant that was shipped to Saudi Arabia for on-site assembly and installation, two cryogenic gas separation systems, two waste disposal units, six turbine compressors and turbine generators, six condenser modules for inclusion in a nuclear power plant, and two sled and receiver modules for sub-sea pipeline connections. The Company has also fabricated steel bridges and a hydroelectric power plant that was floated up the Mississippi River and installed in Vidalia, Louisiana in 1990. In 1992, the Company delivered to the City of New York an 800-bed floating detention facility that is 625 feet long, 125 feet wide, and five stories high. Sales to unrelated third parties for the years ended December 31, 1996, 1995 and 1994 were $8.5 million, $9.8 million and $10.3 million, respectively.

      Avondale's modular construction division has not engaged in any significant projects since the floating detention center was delivered in the early 1990s. Although at present there is a minimal level of production activity in this division, Avondale will continue to pursue non-shipbuilding marine and industrial-commercial projects suitable for modular construction as attractive opportunities arise.

      Boat Division. The Company has a facility equipped for boat construction at its Westwego, Louisiana shipyard that is capable of building vessels up to 450 feet in length, as well as a facility in Gulfport, Mississippi. In 1994 and 1995, the Boat Division delivered three gaming vessels ranging from 210 to 350 feet in length. In 1996, the division was primarily engaged in the construction of river hopper barges under a contract signed in 1995 with the Ingram Ohio Barge Company. The Boat Division is actively pursuing other projects, including the construction of additional gaming boats as well as passenger vessels and ferries, towboats and other vessels. The Boat Division's backlog at December 31, 1996, 1995, 1994 was approximately $11.9 million, $18.8 million and $18.3 million, respectively. Sales to unrelated third parties for the years ended December 31, 1996, 1995 and 1994 were $10.2 million, $29.4 million and $40.6 million, respectively.

      Steel Operations. Through its Steel Sales operation, Avondale sells steel plate and structural steel to the marine and industrial markets in the Gulf Coast region of the United States. Net sales to other Avondale divisions are not significant. Sales to unrelated third parties for the years ended December 31, 1996, 1995 and 1994 were
approximately   $40.1   million,   $28.2   million  and  $22.4 million,
respectively.

      Repair Operations. At its main shipyard and the Algiers shipyard, Avondale engages in the repair, overhaul and conversion of ocean-going vessels. With the 900 and 650 foot drydocks located at the Company's main shipyard, the Company is capable of offering a complete range of vessel repairs and overhaul services. The Algiers shipyard is operated under a long-term lease and is designed primarily for the topside repair and overhaul of large ocean-going vessels. Although historically Avondale has engaged in the repair and overhaul of U.S. Navy vessels, these opportunities have been curtailed by the U.S. Navy's current policy of requiring such work to be conducted at or near the vessels' home ports. Sales to unrelated third parties for the years ended December 31, 1996, 1995 and 1994 were $13.5 million, $27.3 million and $30.3 million, respectively.

Competition

      The shipbuilding industry is divided into two distinct markets, U.S. government contracts, which is dominated by contracts for the U.S. Navy, and domestic and international shipbuilding contracts for commercial customers. The reduced level of shipbuilding activity by the U.S. government during the past decade has intensified competition significantly. With respect to the market for U.S. military contracts, there are principally five private U.S. shipyards, including Avondale, that compete for contracts to construct or convert surface vessels. Two of these companies are subsidiaries of much larger corporations that have substantially greater resources than Avondale.

      With respect to commercial vessels that must be constructed by a U.S. shipyard under the Jones Act, there are approximately 20 private U.S. shipyards that can accommodate the construction of vessels up to 400 feet in length, ten of which Avondale considers to be its direct competitors for commercial contracts. Because of the current overcapacity at U.S. shipyards, the current small volume of commercial work available and the fact that most contracts are awarded on the basis of competitive bidding, price competition is particularly intense. With respect to the international commercial shipbuilding market, Avondale competes with numerous shipyards in several countries, many of which are heavily subsidized by their governments. See "-Overview - Commercial Shipbuilding."

      Substantially all military and commercial contracts awarded to U.S. shipyards are competitively bid. The Company believes that it has been successful recently in securing competitively bid contracts in large part because the Company submitted the most cost-effective bids for the available contracts. However, the Company believes that its recent securing of the LPD-17 award has continued to demonstrate Avondale's ability to compete successfully for U.S. Navy contracts based on the high level of its technical, engineering and production skills as well as its cost efficient production methods. The Company believes that it will continue to be competitive in bidding for selected U.S. Navy and commercial shipbuilding contracts in the future. However, no assurance can be given that the Company will be the successful bidder on any future contracts or that, if successful, it will realize profits on such contracts.


Environmental and Safety Matters

      General. Avondale is subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance with these laws and regulations, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which are or were in compliance with all applicable laws at the time such acts were performed. The Company is covered under its various insurance policies for some, but not all, potential environmental liabilities. See Note 10 of the Notes to Consolidated Financial Statements.

      The Company is also subject to the federal Occupational Safety and Health Act ("OSHA") and similar state statutes. The Company has an extensive health and safety program and employs a staff of safety inspectors and industrial hygiene technicians, whose primary functions are to develop Company policies that meet or exceed the safety standards set by OSHA, train supervisors and make daily inspections of safety procedures to insure their compliance with Company policies on safety and industrial hygiene. All supervisors are required to attend safety training meetings at which the importance of full compliance with safety procedures is emphasized.

      Waste Disposal. Avondale's operations produce a limited amount of industrial waste products and certain hazardous materials. The Company's industrial waste products, which consist principally of residual petroleum, other combustibles and blasting abrasives, are shipped to third party disposal sites that are licensed to handle such materials.

Employees

      At December 31, 1996, Avondale had approximately 5,200 employees, many of whom have been employed by the Company for many years. In February 1997 the National Labor Relations Board ("NLRB") confirmed the results of a 1993 election. The Company continues to believe that it has substantive and meritorious bases for overturning the decision of the NLRB and intends to take steps to have the propriety of the election reviewed in court. If the NLRB certifies the union and that decision is upheld, the Company will be required under the federal labor laws to bargain in good faith with the union on matters such as wages, hours and other working conditions. Even though Avondale will only agree to bargaining demands that can be economically justified, union certification may result in an increased risk that the union will engage in potentially disruptive activities such as strikes or picketing, or that the Company may incur higher labor and operating costs.

      The union has also filed numerous unfair labor practice charges with the NLRB alleging that Avondale has committed a variety of violations of the National Labor Relations Act principally involving claims that employees were wrongfully disciplined or discharged. Although the Company disputes these claims and is waging a vigorous defense, if there is a finding against the Company, depending on the facts of each case, the employee would be entitled to back pay from the time of his or her claim until the resolution of the case. However, even if there is a finding in favor of some of the claimants with respect to one or more of the unfair labor practice claims, management believes that any judgment would not have a material impact on the Company's financial condition, results of operations or cash flows.



                                  MANAGEMENT

      The following table sets forth certain information regarding the executive officers and directors of Avondale.

    Name                        Age              Position
-----------------------       ------   --------------------------------

Albert L. Bossier, Jr.          64     Chairman of the Board, Chief
                                       Executive Officer and President
Thomas M. Kitchen               49     Vice President, Chief Financial
                                       Officer and Secretary and a
                                       Director
Kenneth B. Dupont               58     Vice President and a Director
Vice Admiral Francis R.         62     Director
  Donovan (Retired, USN)
William A. Harmeyer             76     Director
Anthony J. Correro, III         55     Director
Hugh A. Thompson                62     Director

      Albert L. Bossier, Jr. has been a director of the Company since 1985 and Chairman of the Board, President and Chief Executive Officer of the Company since March 1987. From September 1985 until his appointment as President and CEO, Mr. Bossier was Executive Vice President of the Company and President of its Shipyards Division, and from 1978 until September 1985, he was President of Avondale Shipyards, Inc. when it was a wholly-owned subsidiary of Ogden Corporation. The Company has an employment contract with Mr. Bossier with a term ending December 31, 1999.

      Thomas M. Kitchen has been the Vice President, Chief Financial Officer, Secretary and a director of the Company since March 1987. From September 1985 until March 1987, he was Vice President and Chief Financial Officer of the Shipyards Division of the Company, and from 1979 until September 1985, he was Controller of Avondale Shipyards, Inc. when it was a wholly-owned subsidiary of Ogden Corporation. The Company has an employment contract with Mr. Kitchen with a term ending December 31, 1999.

      Kenneth B. Dupont has been a director and Vice President of the Company since March 1987. From September 1985 until March 1987, he was Vice President of the Shipyards Division of the Company, and from 1969 until September 1985, he was Vice President of the Offshore Division of Avondale Shipyards, Inc. The Company has an employment agreement with Mr. Dupont with a term ending December 31, 1999.

      Vice Admiral Francis R. Donovan (Retired, USN) has been a director of the Company since August 1994 and was in active duty with the U.S. Navy, most recently as Commander Military Sealift Command, until August 31, 1992. Since September 1992, he has served as a consultant to various companies on maritime issues, and from November 1994 to June 1996 he was employed as Strategic Mobility Coordinator for PRC Inc. Since July 1996 he has served as President of Designers and Planners,
Inc.,  a  marine  engineering,   naval  architecture  and  environmental
planning firm.

      William A. Harmeyer has been a director of the Company since 1993. Mr. Harmeyer retired from the Company in 1986. From 1978 until his retirement, Mr. Harmeyer served as Shipyard Division, Group Vice President - Production of the Company.

      Anthony J. Correro, III has been a director of the Company since 1988. For more than five years prior to June 1994, Mr. Correro was a partner in the law firm of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. Since June 1994 he has been a partner in the law firm of Correro Fishman Haygood Phelps Weiss Walmsley & Casteix, L.L.P.

      Hugh A. Thompson has been a director of the Company since 1988 and is currently Emeritus Professor of Mechanical Engineering and Emeritus Dean of Engineering of Tulane University's School of Engineering, from which he retired in 1996. From 1991 to 1996, Dr. Thompson was a Professor of Engineering at, and from 1976 to 1991 Dr. Thompson was the Dean of the School of Engineering of Tulane University.

       During February 1997, the Board of Directors adopted, subject to shareholder approval and favorable resolution of the protest filed by the unsuccessful bidder relating to the LPD-17 contract, the Avondale Industries, Inc. 1997 Stock Incentive Plan (the "1997 Plan") which provides for the award of various economic incentives to key employees and directors. Incentives granted under the 1997 Plan may be in the form of stock options, stock appreciation rights, restricted stock and performance shares or any combination thereof. A total of 1,450,000 shares of Common Stock of the Company would be reserved for issuance under the 1997 Plan.


                             SELLING SHAREHOLDER

      Of the 3,000,000 shares of Common Stock offered hereby, 53,613 are being sold by the Company and 2,946,387 are being sold by the ESOP. At March 11, 1997, the ESOP owned 2,946,387 shares of Common Stock, including 6,975 shares that will be distributed to employees who have notified the Company of their intent to retire prior to the date of this Prospectus), or 20.4% of the outstanding shares of Common Stock of the Company, and after completion of the Offering the ESOP will no longer own any shares of Common Stock of the Company. The ESOP Trustees are Blanche S. Barlotta, R. Dean Church and Rodney J. Duhon, Jr., all three of whom are officers or former officers of the Company.

      Each of the Company and the ESOP will bear the expenses of the registration of the shares of Common Stock offered by it, other than Avondale's legal and accounting fees and related costs which will be borne by the Company. The expenses to be paid by the Company and the ESOP for the registration of the shares of Common Stock offered hereby are estimated at $100,000 and $150,000, respectively.


                         DESCRIPTION OF CAPITAL STOCK

General

      The Company is authorized to issue 30,000,000 shares of Common Stock, $1.00 par value, and 5,000,000 shares of Preferred Stock, $1.00 par value. As of March 1, 1997, the Company had 14,493,211 shares of Common Stock issued and outstanding, not including 197,368 reserved for issuance upon the exercise of options that are currently exercisable or will be exercisable within 60 days. No shares of Preferred Stock are outstanding, but 1,000,000 shares of Preferred Stock have been designated Participating Preferred Stock under the Stockholder Protection Rights Agreement (the "Rights Agreement"), which is described further below. Generally, all holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote. Subject to any dividend or liquidation preferences that may be accorded to the holders of any shares of Preferred Stock that may be issued in the future, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors shall determine. Holders of shares of Common Stock have no preemptive, subscription, cumulative voting, conversion or redemption rights, and the Common Stock is not subject to mandatory redemption by the Company.

Certain Provisions of the Articles of Incorporation and By-laws

      Certain provisions of the Articles and By-laws and certain Louisiana statutes, which are described below, may have the effect, either alone, in combination with each other and the Rights Agreements, or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

      Classified Board of  Directors.   The  Articles and By-laws divide
the members of the Board of Directors who are elected by the holders of the Common Stock into three classes serving three-year staggered terms.

      Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make the nomination, including such information regarding the nominee as would be required to be included in the Company's proxy statement, has been given to the Secretary of the Company, generally no less than 45 days or more than 90 days prior to the meeting. Any shareholder nomination that fails to comply with these requirements may be disqualified.

      Supermajority and Fair Price Provisions. The Company's Articles contain certain provisions designed to provide safeguards for shareholders when a Related Person (as defined below) attempts to effect a Business Combination (as defined below) with the Company. In general, a Business Combination between the Company and a Related Person must be approved by the Board of Directors prior to the time the Related Person became a Related Person unless certain minimum price and procedural requirements are satisfied. Furthermore, a Business Combination must be approved by the affirmative vote of 80% of the total voting power excluding the voting power of all voting securities beneficially owned by the acquiring entity, at a shareholders' meeting called for that purpose. The Business Combination also must be approved by the vote of the holders of any class or series of the Company's stock otherwise required by law or the Articles. These provisions may be amended only by the affirmative vote of 80% of the total voting power excluding the voting power of all voting securities beneficially owned by any Related Person.

      For purposes of these provisions, a "Related Person" is defined as any person or entity, or any group of persons or entities acting in concert, that is the beneficial owner, directly or indirectly, of 10% or more of the total voting power of the Company, other than the Company, any wholly-owned subsidiary of the Company, any employee stock ownership or other employee benefit plan of the foregoing, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity. The term "Business Combination" is generally defined to include, among other transactions, any merger, consolidation, sale of all or substantially all of the assets of the Company, reclassification, recapitalization, liquidation plan or similar transaction, all as defined further in the Company's Articles.

      Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be called by a shareholder or group of shareholders holding in the aggregate at least 80% of the Company's total voting power.

      Removal of Directors; Filling Vacancies on Board of Directors. The Articles and By-laws provide that any director elected by holders of the Common Stock may be removed, only for cause (as defined by the Articles and Bylaws) by a vote of not less than 80% of the total voting power at any meeting of shareholders called for such purpose. Subject to certain limitations, the Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of at least two-thirds of the entire Board, provided that the shareholders have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

      Adoption and Amendment of By-laws. The Articles and By-laws provide, subject to certain limitations, that By-laws may be adopted only by a majority of the entire Board of Directors. Generally, By-laws may be amended or repealed only by (i) a majority of the entire Board of Directors (except any amendment to or repeal of a by-law concerning the removal of a director, which requires an affirmative vote of at least three quarters of the entire Board of Directors) or (ii) the affirmative vote of the holders of at least 80% of the total voting power at any shareholders' meeting the notice of which states that the amendment or repeal is to be considered at the meeting.

      Special Shareholder Voting Requirements. Under certain conditions relating to the presence of a Related Person, an amendment to the Articles must be approved by the affirmative vote of at least 80% of the total voting power. When there is no Related Person, an amendment generally must be approved by the affirmative vote of a majority of the voting power present at a shareholders' meeting, unless otherwise specifically provided in the Articles.

      Consideration of Tender Offers and Other Extraordinary Transactions. As permitted by Louisiana law, the Articles expressly authorize the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on the Company and its employees, customers, creditors and the communities in which it does business.

      Limitation of Liability and Indemnification. The Articles provide that to the fullest extent permitted by Louisiana law, no director or officer of the Company will be liable to the Company or to its shareholders for monetary damages for breach of his or her fiduciary duty as a director or officer. These provisions of the Articles may only be amended by the affirmative vote of at least 80% of the total voting power and any amendment or repeal may not adversely affect any limitation of liability of a director or officer with respect to action or inaction occurring prior to the amendment or repeal. The Company's By-laws provide that the Company will indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer or employee of the Company or served at the request of the Company as a director, officer or employee of any other enterprise.

      Louisiana Control Share Acquisition Statute. The Louisiana Control Share Acquisition Statute provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33 1/3% or 50% thresholds will have only such voting power as shall be accorded by (i) the holders of a majority of all shares other than "interested shares," as defined below, and (ii) a majority of the total voting power. "Interested shares" include all shares as to which the Acquiror, any officer of the Company and any director of the Company who is also an employee of the Company may exercise or direct the exercise of voting power. The statute permits the articles of incorporation or by-laws of a company to exclude from the statute's application acquisitions occurring after the adoption of the exclusion. As of March 1, 1997, the Company's Articles and By-laws did not contain such an exclusion.

      Louisiana Fair Price Protection Statute. The Articles provide that the Company claims the benefits of the Louisiana Fair Price Protection Statute, provided that the statute will not apply to any business combination, as defined in such statute, involving the Company's ESOP.

      The Louisiana Fair Price Protection Statute requires that any "business combination" (defined to include a merger, consolidation, share exchange, certain asset distributions and certain issuances of securities) with a shareholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the Company (an "interested shareholder"), or an affiliate of an interested shareholder, be recommended by the Board of Directors. Additionally, the business combination must be approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single group. These votes are not required if certain minimum price, form of consideration and procedural requirements are satisfied by the interested shareholder, or if the Board approves the business combination before the interested shareholder becomes such.

      Louisiana Employee Benefit Plan Protection Statute. Sections 130 through 130.2 of the Louisiana Business Corporation Law may have the effect of deterring a takeover of a Louisiana corporation with a large pension plan such as the Company's ESOP. While the statute has not been interpreted by a court, it may impose liability on any person responsible for losses suffered by an employee benefit fund as a result of transactions occurring during a two-year period following a change in the majority voting ownership of a Louisiana corporation.

Shareholder Rights Plan

      In September, 1994, the Board of Directors of Avondale declared a distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock held of record at the close of business on October 10, 1994 (the "Record Time"), or issued thereafter, subject to the terms of the Rights Agreement. Each Right currently entitles the registered holder to purchase from the Avondale one one-hundredth of a share of Participating Preferred Stock, $1.00 par value ("Participating Preferred Stock"), for $32.00 (the "Exercise Price"), subject to adjustment. The Rights are represented by the Common Stock certificates and are exercisable only after an entity acquires 15% or more of the outstanding Common Stock or commences a tender offer that will result in the entity owning 15% or more of the Common Stock. After an entity acquires 15% or more of the outstanding Common Stock, each Right would then entitle the holder (other than the acquiring entity) to purchase, at the exercise price, the number of shares of Common Stock or other securities of Avondale (or, in certain situations, the acquiring entity) having a market value of twice the Right's exercise price. The Rights will expire on October 10, 2004 (the "Expiration Time") unless earlier redeemed by Avondale, as described below. Until a Right is exercised, the holder, as such, will have no rights as a shareholder of Avondale, including without limitation, the right to vote or to receive dividends.

      The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

      The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. The Rights are intended to encourage any person desiring to acquire a controlling interest in the Company to do so through a transaction negotiated with the Company's Board of Directors rather than through a hostile takeover attempt. The Rights are intended to assure that any acquisition of control of the Company will be subject to review by the Board to take into account, among other things, the interests of all the Company's shareholders.

Limitation on Foreign Ownership of Common Stock

      Certain federal statutes dictate that contractors undertaking work for the U.S. military maintain a certain percentage of U.S. citizen ownership. The Company believes that it is currently in compliance with such statutes but has not to date adopted charter provisions or other corporate governance measures that have been adopted by other public companies having similar foreign ownership restrictions that are intended to assure that such thresholds are not exceeded. Following completion of the offering, none of the Company's common stock will be held by the ESOP, increasing the possibility that the percentage of foreign ownership could exceed federal statutory limitations. The Company may in the future consider proposing to its shareholders amendments to the Company's Articles to impose restrictions on foreign ownership as well as granting the Company certain rights to institute remedial action in the event the foreign ownership limit is exceeded.


                                 UNDERWRITING

      Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholder have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters for whom Salomon Brothers Inc and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholder, the number of shares of Common Stock set forth opposite its name below:

                                                           Number of
      Underwriter                                           Shares
      -----------                                          ----------
      Salomon Brothers Inc ...........................
      Johnson Rice & Company L.L.C. ..................





                                                           ---------
      Total ..........................................     3,000,000
                                                           =========

      In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 3,000,000 shares of Common Stock offered hereby if any such shares of Common Stock are purchased. In the event of a default of any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated. The
Company and the Selling Shareholder have been advised by the Representatives that the several Underwriters propose initially to offer such shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of $        per share.  The Underwriters
may allow, and such dealers may reallow,  a  concession not in excess of
$       per  share to other dealers.  After the  initial  offering,  the public offering price and such concessions may be changed.

      The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option to cover over-allotments in the sale of the shares of Common Stock that the
Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

      Upon completion of the Offering, the ESOP will no longer hold any of the Company's outstanding Common Stock. The Company has agreed, and the ESOP has agreed in the event that all of the shares of Common Stock held by it are not sold in the Offering, not to offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except the shares of Common Stock offered hereby, for a period of 120 days from the date of this Prospectus, without the written consent of Salomon Brothers Inc; provided, however, that the Company may issue and sell Common Stock pursuant to its existing benefit plans or existing stock option (including restricted stock) plans, the conversion of existing securities, or pursuant to the Company's Rights Agreement and provided further, that the ESOP may sell shares if the ESOP committee in good faith determines that its fiduciary duties require it to sell such shares.

     Each of Salomon Brothers Inc and Johnson Rice & Company L.L.C. from
time  to   time  provides  investment  banking  and  financial  advisory services to the Company, including acting as underwriters of the February 1996 Common Stock offering, and such firms may in the future provide similar services to the Company, for which they have received or expect to receive customary fees.

      The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

      Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

      If the Underwriters create a short position in the Common Stock in connection with the offering, by selling more shares of Common Stock than are set forth on the cover page of this Prospectus, the Represntatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might in the absence of of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

      Nether  the  Company  nor  any  of  the  Underwriters   makes  any
representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                LEGAL MATTERS

      Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana, will render an opinion that under the Louisiana Business Corporation Law the shares of Common Stock offered hereby have been duly authorized and validly issued and are fully paid and nonassessable.

      Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters for the Underwriters and Sonnenschein Nath & Rosenthal, New York, New York, will pass upon certain legal matters for the Selling Shareholder.

                                   EXPERTS

      The consolidated financial statements of Avondale as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            AVAILABLE INFORMATION

      The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), pertaining to the Common Stock covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is listed on the Nasdaq National Market (Symbol: AVDL). Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.



               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are by this reference incorporated in and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-16572); and (ii) the description of the Company's capital stock and associated Rights set forth in its amendments to its Registration Statement under the Exchange Act on Form 8-A/A filed with the Commission on December 21, 1995 and September 30, 1994, respectively.

      All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be part of this Prospectus from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request, a copy of any or all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Avondale Industries, Inc.,
Attention: Secretary, 5100 River Road, Avondale, Louisiana 70094 (Telephone: (504) 436-2121).


                     GLOSSARY OF SELECTED INDUSTRY TERMS


ADC(X) A class of auxiliary vessels designed to deliver a steady stream of fuel, ammunition and stores to the U.S. Navy fleet. It is currently envisioned that these vessels will have "Refuel at Sea" capabilities similar to the T-AOs currently under construction at Avondale.

AO An auxiliary oil tanker constructed for the U.S. Navy and crewed by U.S. Navy personnel. Avondale has built five AOs.

AOJ An AO which has been "jumboized" i.e., lengthened by the Company by inserting a 108 foot midbody. Avondale has converted five AOJs.

Icebreaker  WAGB-20 Polar Icebreaker, which has been ordered by the U.S.
            Coast Guard for its polar operations.

IPDE An Integrated Product Data Environment which captures data in digital format at the point of creation and then organizes, integrates, maintains and makes the information available to all program participants.

Jones Act   Merchant Marine Act of 1920, as amended.

LASH "Lighter aboard ship," a LASH vessel carries its cargo in pre-loaded barges (lighters). The Company constructed 21 such vessels in the late 1960s and early 1970s for five commercial customers.

LCAC        "Landing  craft  air cushion," a surface effect vessel  that
            was  constructed  at   the   Company's   Gulfport  facility.
            Avondale has built 15 LCACs.

LPD-17 The next class of amphibious transport ship for the U.S. Navy. Avondale was awarded a contract, with two options, for the design, construction and support of the initial LPD-17 ships.

LSD "Landing ship dock," designed to carry troops, materials and up to four LCACs. Avondale has built five LSDs.

LSD-CV An LSD with a "cargo variant" design allowing for carrying of more cargo and only 2 LCACs. Avondale has built four LSD-CVs.

MARAD       United   States   Maritime   Administration,  Department  of
            Transportation.

MHC         MHC-51 class fiberglass coastal  minehunter.   Avondale  has
            built four MHCs.

REAs Requests for Equitable Adjustments submitted by a government contractor to the U.S. government.

RRF Ready Reserve Fleet, an inactive reserve of merchant ships and naval auxiliaries maintained by MARAD which can be activated to meet U.S. shipping requirements during national emergencies.

SC-21 "Surface Combatant 21st Century," the next generation of surface combatant to be built for the U.S. Navy. As currently conceived, this vessel would most closely resemble the Aegis class destroyer.

SL7         A "Roll on Roll off" vessel operated by the Military Sealift
            Command  and  crewed  by  a  civilian  crew.   Avondale  has
            converted three SL7s.

Sealift As used herein, TAKR 300 Class Sealift vessels are transport vessels built for the U.S. Navy. Avondale has contracts to build five Sealift vessels with an option to build an additional vessel.

TAGS-45 An oceanographic research vessel constructed by Avondale and delivered to the U.S. Navy in May 1993.

T-AO Same as an "AO" but operated by the Military Sealift Command and crewed by a civilian crew. Avondale has built sixteen T-AOs.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                     Page
                                                                     ----
Independent Auditors' Report....................................      F-2

Consolidated Balance Sheets as of December 31, 1995 and 1996....      F-3

Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996..............................      F-4

Consolidated Statements of Shareholders' Equity for the years
  ended December 31, 1994, 1995 and 1996........................      F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 1994, 1995 and 1996.............................      F-6

Notes to Consolidated Financial Statements......................      F-7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Avondale Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Avondale Industries, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Avondale Industries, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


\s\ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 17, 1997



                  AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)
                                                             December 31,
                                                       ---------------------
                                                          1995        1996
ASSETS                                                    ----        ----

Current Assets:
Cash and cash equivalents                              $ 38,524     $ 48,944
Receivables (Note 2)                                     93,184      119,139
Inventories (Note 3)                                     15,289       21,785
Deferred tax assets (Note 7)                             23,650       30,157
Prepaid expenses and other current assets                 2,946        2,465
                                                       --------     --------
Total current assets                                    173,593      222,490
                                                       --------     --------
Property, Plant and Equipment (Note 4):
Land                                                      9,161        7,984
Buildings and improvements                               59,991       59,598
Machinery and equipment                                 182,547      187,029
                                                       --------     --------
Total                                                   251,699      254,611
Less accumulated depreciation                          (121,661)    (127,009)
                                                       --------     --------
Property, plant and equipment - net                     130,038      127,602
                                                       --------     --------
Goodwill - net                                            8,637        8,073
Other assets                                              4,459        4,707
                                                       --------     --------
TOTAL ASSETS                                           $316,727     $362,872
                                                       ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Current maturities of long-term debt (Note 4)          $  5,062     $  4,957
Accounts payable                                         65,517       73,589
Accrued employee compensation                            10,777       11,630
Other                                                    11,249       12,839
                                                       --------     --------
Total current liabilities                                92,605      103,015
Long-term debt (Note 4)                                  60,593       54,866
Deferred income taxes (Note 7)                              850       10,300
Other liabilities and deferred credits                   11,621       12,838
                                                       --------     --------
Total liabilities                                       165,669      181,019
                                                       --------     --------
Commitments and Contingencies (Notes 6 and 10)

SHAREHOLDERS' EQUITY (Note 9):
Common stock, $1.00 par value; authorized -
  30,000,000 shares; issued -
  15,927,191 shares in 1995 and 1996                     15,927       15,927
Additional paid-in capital                              373,911      373,911
Accumulated deficit                                    (226,924)    (196,129)
                                                       --------     --------
Total                                                   162,914      193,709
Treasury stock (1,463,016 shares in 1995
  and 1996) at cost                                     (11,856)     (11,856)
                                                       --------     --------
Total shareholders' equity                              151,058      181,853
                                                       --------     --------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                                 $316,727     $362,872
                                                       ========     ========

See Notes to Consolidated Financial Statements.

                 AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)


                                                   Years ended December 31,
                                               ------------------------------
                                                 1994        1995       1996
                                                 ----        ----       ----
Continuing operations:
Net sales (Note 2)                             $475,810   $576,308   $624,929
Cost of sales                                   428,325    517,637    543,102
                                               --------   --------   --------
Gross profit                                     47,485     58,671     81,827
Selling, general and administrative expenses     30,536     32,123     45,037
                                               --------   --------   --------
Income from operations                           16,949     26,548     36,790
Interest expense                                 (4,385)    (4,842)    (4,986)
Other - net                                         811      2,074      2,691
                                               --------   --------   --------
Income from continuing operations before
  income taxes                                   13,375     23,780     34,495
Income taxes (Note 7)                               300     (4,400)     3,700
                                               --------   --------   --------
Income from continuing operations                13,075     28,180     30,795
                                               --------   --------   --------
Discontinued operations (Note 5):
Loss from discontinued operations                (1,909)       ---        ---
Disposal costs                                   (2,643)       ---        ---
                                               --------   --------   --------
Loss from discontinued operations                (4,552)       ---        ---
                                               --------   --------   --------
NET INCOME                                     $  8,523   $ 28,180   $ 30,795
                                               ========   ========   ========

Income (Loss) per share of common stock
  (Note 9):
Continuing operations                          $   0.90   $   1.95   $   2.13
Discontinued operations                           (0.31)       ---        ---
                                               --------   --------   --------
INCOME PER SHARE OF COMMON STOCK               $   0.59   $   1.95   $   2.13
                                               ========   ========   ========

Weighted average number of shares outstanding    14,464     14,464     14,464
                                               ========   ========   ========

See Notes to Consolidated Financial Statements.

                  AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                    Years ended December 31, 1994, 1995 and 1996
                                   (in thousands)

                                          Additional                          Total
                                   Common   Paid-In  Accumulated  Treasury Shareholders'
                                   Stock    Capital    Deficit     Stock      Equity
                                  ------------------------------------------------------
BALANCE, JANUARY 1, 1994          $15,927  $373,911  $(263,627)  $(11,856)  $114,355
Net income                                               8,523                 8,523
                                  ------------------------------------------------------
BALANCE, DECEMBER 31, 1994         15,927   373,911   (255,104)   (11,856)   122,878
Net income                                              28,180                28,180
                                  ------------------------------------------------------
BALANCE, DECEMBER 31, 1995         15,927   373,911   (226,924)   (11,856)   151,058
Net Income                                              30,795                30,795
                                  ------------------------------------------------------
BALANCE, DECEMBER 31, 1996        $15,927  $373,911  $(196,129)  $(11,856)  $181,853
                                  ======================================================

See Notes to Consolidated Financial Statements.



                 AVONDALE INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                   Years ended December 31,
                                                -----------------------------
                                                 1994        1995       1996
                                                 ----        ----       ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                      $ 8,523    $28,180    $30,795
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                 11,552      9,819     10,809
   Deferred income taxes                           ---      (5,900)     3,700
   (Gain) loss on sale of assets                   ---        (813)     3,135
   Change in operating assets and
     liabilities, net of dispositions:
     Receivables                                 45,542     (9,674)   (25,955)
     Inventories                                 (2,500)       296     (6,496)
     Prepaid expenses and other current
       assets                                    (1,251)     3,429         98
     Accounts payable                             4,120      4,600      8,072
     Accrued employee compensation                  596     (2,171)       853
     Other - net                                  2,546        229      1,690
                                                -------    -------    -------
Net cash provided by operating activities        69,128     27,995     26,701
                                                -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                             (5,120)   (21,290)   (13,830)
Proceeds from sale of assets                       ---       3,248      2,998
Change in restricted short-term
  investments - net                              (1,811)     1,243        383
Payment to former corporate parent               (5,000)       ---       ---
                                                -------    -------    -------
Net cash used for investing activities          (11,931)   (16,799)   (10,449)
                                                -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term borrowings                 (81,228)    (5,866)    (5,832)
Proceeds from issuance of long-term
  borrowings (Note 4)                            36,250     17,780        ---
                                                -------    -------    -------
Net cash (used for) provided by
  financing activities                          (44,978)    11,914     (5,832)
                                                -------    -------    -------
NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                     12,219     23,110     10,420
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                               3,195     15,414     38,524
                                                -------    -------    -------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                   $15,414    $38,524    $48,944
                                                =======    =======    =======
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the year for:
Interest (net of amounts capitalized)           $ 4,537    $ 5,255    $ 5,207
                                                =======    =======    =======

Income taxes paid                                          $   945    $ 1,760
                                                           =======    =======
Noncash investing and financing activities:
Note issued in litigation settlement                       $ 2,000
                                                           =======
Note issued to former corporate parent          $ 8,000
                                                =======
See Notes to Consolidated Financial Statements.

1.  Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of Avondale Industries, Inc. and its wholly-owned subsidiaries ("Avondale" or the "Company") which are primarily engaged in marine construction and repair. All significant intercompany transactions have been eliminated.

Revenue Recognition

      Profits on long-term contracts are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts, commencing when progress reaches a point where contract performance is sufficient to estimate final results with reasonable accuracy. Estimates of the percentage of completion are based on direct labor charges. Revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts requiring the revisions become known. Amounts in excess of agreed upon contract price for customer caused delays, disruptions, unapproved change orders or other causes of additional contract costs are recognized in contract value if it is probable that the claim for such amounts will result in additional revenue and the amount can be reasonably estimated (see Note 2). Provisions for estimated losses, if any, on uncompleted contracts are made in the period in which such losses are determined.

Statements of Cash Flows

      For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Disclosures

      Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of all significant financial instruments. The estimated fair value amounts have been developed by the Company based on available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Therefore, such estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. After such analysis, management believes that the carrying values of the Company's significant financial instruments (consisting of cash and cash equivalents, short-term investments, receivables, payables, accrued liabilities and long-term debt) approximate fair values.

Inventories

      Inventories are recorded principally at the lower of cost (average or first-in, first-out) or market.

Property, Plant and Equipment

      Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is computed in the financial statements on the straight-line method based on estimates of useful lives as follows:

                      Type                         Period

            Machinery and equipment.........     3-20 years
            Buildings and improvements......    15-40 years

      Accelerated depreciation methods are generally used for income tax purposes. Maintenance and repairs are charged directly to expense as incurred. Additions, improvements and major renewals are capitalized. Interest costs for the construction of certain long-term assets are capitalized as part of the cost of property, plant and equipment and amortized over the related assets' useful lives. Interest costs capitalized in fiscal 1994 were not material. Interest costs capitalized in fiscal 1995 and 1996 approximated $1.2 million and $759,000, respectively.

Goodwill

      Goodwill represents the excess of the purchase price over the underlying fair value of the net assets of acquired businesses and is being amortized on a straight-line basis over its estimated useful life of twenty years. Management evaluates the continuing value and future benefits of goodwill, including the appropriateness of related amortization periods, on a current basis.

      The recoverability of goodwill is assessed by determining whether the unamortized balance can be recovered through projected cash flows and operating results over its remaining life. Any impairment of the asset is recognized when it is probable that such future undiscounted cash flows will be less than the carrying value of the asset.

      Accumulated amortization at December 31, 1995 and 1996 amounted to $74.5 million and $75.0 million, respectively.

Income Taxes

      The Company and its subsidiaries file a consolidated Federal income tax return. Deferred income taxes are provided in the financial statements, where necessary, to account for the tax effect of temporary differences resulting from reporting revenues and expenses for income tax purposes in periods different from those used for financial reporting purposes. The temporary differences result principally from the use of different methods of accounting for depreciation, long-term contracts and certain employee benefits.

Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and has adopted the disclosure-only provisions of SFAS 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See
Note 9.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications of prior year amounts have been made to conform to the current year presentation. These reclassifications were made for comparative purposes only and have no effect on net income as previously reported.


2.  Receivables

Receivables consisted of the following at December 31, 1995 and 1996 (in thousands):
                                                        1995          1996
                                                      --------      --------
Long-term contracts:
    U.S. Government:
      Amounts billed                                  $ 30,151      $    859
      Unbilled costs, including retentions, and
        estimated profits on contracts in progress      41,119        90,325
                                                      --------      --------
      Total                                             71,270        91,184

    Commercial:
      Amounts billed                                     4,364         7,274
      Unbilled costs, including retentions, and
        estimated profits on contracts in progress      12,312        14,681
                                                      --------      --------
    Total from long-term contracts                      87,946       113,139
Trade and other current receivables                      5,238         6,000
                                                      --------      --------
    Total                                             $ 93,184      $119,139
                                                      ========      ========


      Unbilled costs, including retentions, and estimated profits on contracts in progress were not billable to customers at the balance sheet dates under terms of the respective contracts. Of the unbilled costs and estimated profits, approximately $36.3 million is expected to be collected in 1997 with the balance to be collected in subsequent years as contract deliveries are made and warranty periods expire. Net sales to the United States Government in 1994, 1995, and 1996 account for approximately 77%, 74% and 77% of the net sales, respectively.

      In December 1995, the Company settled the Minehunter Request for Equitable Adjustment ("Minehunter REA") for $23 million, which approximated the previously recorded estimate of the amount recoverable. In connection with the settlement of the Minehunter REA in December 1995, the Company submitted invoices totaling $30.7 million to the U.S. Navy, which included certain contractual cost sharing and cost escalation provisions which obligate the U.S. Navy to bear a portion of the additional costs. The Company collected these amounts in full during the first quarter of 1996.

      Costs and estimated profits (losses) on contracts in progress at December 31, 1995 and 1996 were as follows (in thousands):

                                                     1995           1996
                                                 -----------    -----------
Costs incurred on contracts in progress          $ 2,668,388    $ 3,026,965
Estimated profits recognized                          49,287         92,080
Reserve for anticipated contract losses              (34,500)       (58,600)
                                                 -----------    -----------
Total                                              2,683,175      3,060,445
Less billings to date                             (2,643,912)    (2,956,710)
                                                 -----------    -----------
Net value of contracts in progress               $    39,263    $   103,735
                                                 ===========    ===========

Net value of contracts in progress was comprised of the following amounts (in thousands):

                                                      1995           1996
                                                    --------       --------
Unbilled costs and estimated
  profits on contracts in progress
  (included in receivables)                         $ 53,431       $105,006
Billings in excess of costs and estimated
  profits on contracts in progress (included
  in accounts payable)                               (14,168)        (1,271)
                                                    --------       --------
Total                                               $ 39,263       $103,735
                                                    ========       ========

      The reserve for anticipated contract losses of $34.5 million and $58.6 million included in the net value of contracts in progress at December 31, 1995 and 1996, respectively, is related to certain contracts which are presently scheduled for delivery through September 1997. In 1995 and 1996 the Company recorded reductions of $4.5 million and $4.4 million, respectively, of a previously recognized loss due primarily to a revision of the total estimated contract cost as it nears completion. Additionally, during 1996 the Company recorded a $28.5 million increase in the reserve related to the contracts to construct the four double-hulled forebodies and a series of river hopper barges.

3.  Inventories

Inventories consisted of the following at December 31, 1995 and 1996 (in thousands):

                                                   1995          1996
                                                 --------      --------

Goods held for sale                              $  7,409      $ 13,184
Materials and supplies                              7,880         8,601
                                                 --------      --------
Total                                            $ 15,289      $ 21,785
                                                 ========      ========

4.  Financing Arrangements

Revolving Credit Agreement

      The Company has available a two-year revolving credit agreement ("the agreement") with various financial institutions. The agreement provides for an available line of credit equal to the lesser of $42.5 million or a specified borrowing base with a term which in 1996 was extended to May 1998. A commitment fee based on the average daily amount of the unused line of credit is payable on a quarterly basis. Borrowings under the agreement bear interest at fluctuating rates. The agreement is collateralized by substantially all of the Company's working capital assets and its 900-foot floating drydock and, among other things,
(1) requires the Company to meet certain financial covenants (relating to net worth, debt coverage, interest coverage and backlog), (2) imposes limitations and restrictions related to annual capital expenditures, the incurrence of new indebtedness and the payment of dividends and (3) requires compliance with the terms and conditions of all other debt agreements. The agreement also provides the Company with the right to require the bank group to post letters of credit on the Company's behalf in support of its operations which letters of credit reduce the remaining available credit (see Note 10). There were no borrowings in 1995 and 1996 under the revolving credit agreement.

      As a result of the award of the LPD-17 contract the Company will be required to make significant capital expenditures. The Company and its banks agreed to increase the size of the revolving credit agreement up to $85 million upon the favorable resolution of a protest filed by the unsuccessful bidder for the LPD-17 contract. The amended agreement provides that the available credit will be reduced to approximately $50 million once a long-term financing for the LPD-17 expenditures is in place. The banks have also agreed to eliminate all collateral except the second mortgage on the 900-foot floating drydock and to extend the agreement's expiration until April 2000.


Long-Term Debt

Long-term debt consisted of the following at December 31, 1995 and 1996 (in thousands):

                                                         1995        1996
                                                       --------    --------
Industrial revenue bonds                               $ 36,250    $ 36,250
Mortgage bonds, interest at 8.16%, payable
  in semi-annual principal installments to 2010          17,780      16,594
Mortgage bonds, payable in semi-annual
  principal installments to 2000                          3,880       3,104
General obligation industrial bonds, interest at 7%,
  payable in annual installments to 2008                  2,745       1,875
Other long-term debt                                      5,000       2,000
                                                       --------    --------
Total                                                    65,655      59,823
Less current maturities of long-term debt                (5,062)     (4,957)
                                                       --------    --------
Long-term debt                                         $ 60,593    $ 54,866
                                                       ========    ========

      The $36.3 million of industrial revenue bonds represent Series 1994 bonds which consist of (1) $6 million bearing interest at 8.25% and payable in annual principal installments ranging from $550,000 in 1997 to final payment of $985,000 in 2004 and (2) $30.3 million bearing interest at 8.50% and payable in annual principal installments ranging from $340,000 in 1997 to final payment of $3.8 million in 2014. The Series 1994 bonds are secured by certain property and equipment which had a net book value of approximately $21.2 million at December 31, 1996. Among other things, the terms and conditions of the Series 1994 bonds (1) require the Company to meet certain financial covenants (relating to net worth, debt and debt service coverage and liquidity),
(2) impose limitations and restrictions related to the incurrence of new indebtedness and the payment of dividends, and (3) require compliance with the terms and conditions of other specified debt agreements.

      The $16.6 million of mortgage bonds represent the remaining balance of $17.8 million of bonds issued in February 1995 as part of the financing of the Company's approximately $20 million plant modernization effort. The bonds were issued utilizing a U.S. Government guarantee under Title XI of the Merchant Marine Act, 1936, as amended ("Title XI"), bear interest at the annual rate of 8.16% and are payable in equal semi-annual principal payments of $593,000 over a 15 year period beginning in 1996. The terms of the financing include various restrictive covenants including provisions relating to the maintenance of working capital, incurrence of additional indebtedness, and the maintenance of a minimum net worth. The plant modernization assets having a net book value of approximately $20.7 million at December 31, 1996 have been pledged as collateral for these mortgage bonds.

      The $3.1 million of mortgage bonds at December 31, 1996 represent the balance of an earlier mortgage bond issue which also utilized a Title XI guarantee. The Company refinanced these mortgage bonds in February 1995 (approximately $4.3 million) which reduced the annual interest rate from 9.30% to 7.86%. The refinancing agreement contains various restrictive covenants similar to those for the $17.8 million of Title XI mortgage bonds discussed above. These bonds are payable in equal semi-annual principal payments of $388,000 and mature in the year 2000. Property, plant and equipment having a net book value of approximately $12.9 million at December 31, 1996 has been pledged as collateral for these mortgage bonds.

      Other long-term debt at December 31, 1996 represents a $2 million unsecured note issued as part of the settlement of certain claims against the Company (as further discussed in Note 10). The note bears interest at 8% per annum and is due in January 1997.

Annual maturities of long-term debt for each of the next five years and in total thereafter follow (in thousands):

                       1997                      $ 4,957
                       1998                        3,047
                       1999                        3,137
                       2000                        3,237
                       2001                        2,571
                       Thereafter                 42,874
                                                 -------
                       Total                     $59,823
                                                 =======

5.  Discontinued Operations

      During the third quarter of 1994 the Company decided to discontinue operation of its service contracting subsidiary formed in 1990 to pursue large-scale service contracts with government and commercial operations. The Company concluded that managerial and financial resources could be more productively invested in the Company's core marine construction operations.

      The operating results for 1994 are reported as discontinued operations. Summarized results are as follows (in thousands):

  Net sales                                      $13,520
  Costs and expenses                              15,429
                                                 -------
  Loss from discontinued operations               (1,909)
  Loss on disposal of discontinued operations     (2,643)
                                                 -------
  Loss from discontinued operations              $(4,552)
                                                 =======

6.  Leases

      The Company leases equipment and real property in the normal course of business under various operating leases, including non-cancelable and month-to-month agreements. Certain of the leases provide for renewal privileges with escalation of the lease payments based on changes in selected economic indices.

      Rental expense for operating leases was $5.8 million, $6.3 million and $9.0 million in 1994, 1995 and 1996, respectively.

      Minimum rental commitments under leases having an initial or remaining noncancelable term in excess of twelve months follow (in thousands):

                       1997                       $2,811
                       1998                        2,268
                       1999                        1,240
                       2000                          929
                       2001                           92
                                                  ------
                       Total                      $7,340
                                                  ======
7.  Income Taxes

      Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires the use of the asset and liability approach for financial accounting and reporting for income taxes.

      The Company has provided for Federal income taxes as follows (in thousands):

                                                 1994      1995       1996
                                                ------    -------    -------
  Current provision                             $  600    $ 1,500    $ 1,100
  Deferred provision (benefit)                    (300)     7,100     11,600
  Deferred benefit attributable to the
    realization of net operating loss
    carry forwards                                 ---    (13,000)    (9,000)
                                                ------    -------    -------
  Provision (benefit) for income taxes          $  300    $(4,400)   $ 3,700
                                                ======    =======    =======

      The provision (benefit) for income taxes varied from the Federal statutory income tax rate due to the following (dollars in thousands):

                                                YEARS ENDED DECEMBER 31,
                                  ----------------------------------------------------
                                       1994              1995               1996
                                    -----------      ------------       ------------
                                    Amount    %      Amount     %       Amount     %
                                    ------    -      ------     -       ------     -
Taxes at Federal statutory rate   $  3,088    35     $  8,323   35     $ 12,409    35
Amortization of goodwill
  not deductible                       511     6          246    1          197     1
Net operating loss
  carry forwards utilized              ---   ---      (13,000) (55)      (9,000)  (25)
Settlement of prior year
  tax examinations                  (3,200)  (36)         ---   ---         ---    ---
Other                                 ( 99)  ( 1)          31   ---          94    ---
                                  --------   ----    --------  ----    --------   ----
Total                             $    300     4     $ (4,400) (19)    $  3,700    11
                                  ========   ====    ========  ====    ========   ====


      At December 31, 1996 the Company has available for Federal income tax purposes net operating loss carry forwards and tax credit carry forwards of $29.0 million and $5.4 million, respectively. The net operating loss carry forwards expire in years 2006 through 2008 and the tax credit carry forwards expire in the years 2000 through 2011. Additionally, the Company has $2.7 million of minimum tax credits which may be carried forward indefinitely.

      Deferred income taxes represent the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, and
(b) operating loss and tax credit carry forwards. The tax effects of significant items comprising the Company's net deferred tax balances at December 31, 1995 and 1996 are as follows (in thousands):

                                                     1995            1996
                                                    -------         -------
    Deferred Tax Liabilities:
    Differences between book
      and tax basis of property, plant
      and equipment                                 $26,266         $24,753
    Other                                               759             976
                                                    -------         -------
      Total                                          27,025          25,729
                                                    -------         -------
    Deferred Tax Assets:
    Reserves not currently deductible                 5,174           4,417
    Long-term contracts                              18,557          18,844
    Other temporary differences                       4,263           4,761
    Operating loss carry forwards                    24,334          10,211
    Tax credit carry forwards                         7,200           8,036
                                                    -------         -------
                                                     59,528          46,269
    Valuation Allowance                              (9,703)           (683)
                                                    -------         -------
      Total                                          49,825          45,586
                                                    -------         -------
    Net deferred tax assets                         $22,800         $19,857
                                                    =======         =======

      The net deferred tax assets are included in the following balance sheet captions (in thousands):
                                                       1995            1996
                                                      -------        -------
    Current deferred tax assets                       $23,650        $30,157
    Non-current deferred income tax liabilities          (850)       (10,300)
                                                      -------        -------
    Net deferred tax assets                           $22,800        $19,857
                                                      =======        =======

      During 1996, the deferred tax valuation allowance decreased approximately $9.0 million as a result of the Company's current year operating results and a re-evaluation of its expectations of the likelihood of future operating income related to its existing backlog.

8.  Retirement Plans

ESOP

      In 1985, the Company established the Avondale Industries, Inc. Employee Stock Ownership Plan (the "ESOP"). The ESOP is a qualified, defined contribution plan designed primarily to invest in equity securities of the Company and is specifically authorized to leverage its acquisition of these securities. The ESOP is intended to cover all employees of the Company upon completion of one year of service, except certain employees who are covered by collective bargaining agreements, unless, by the terms of such agreements, the employees are to participate in the ESOP. The ESOP owned approximately 6,822,000 and 2,980,000 shares of the Company's Common Stock at December 31, 1995 and 1996, respectively. In February 1996 the ESOP sold 3,581,100 shares of the Company's common stock. The Company did not receive any of the proceeds from this public offering.

Pension Plan

      The Company also sponsors a defined benefit pension plan, which is coordinated with the benefits payable to participating employees in the ESOP. At retirement, a person's benefit is based upon the greater of (i) the market value of the shares of common stock allocated to the participant's ESOP account or (ii) the benefit calculated under the pension plan formula. The pension plan formula benefits are based on a defined dollar amount multiplied by a fraction related to a participant's credited service.

      The net periodic pension cost for the years ended December 31, 1994, 1995 and 1996 included the following components (in thousands):

                                                       1994      1995      1996
                                                      -------   ------    ------
Service costs of the current period                   $ 3,400   $3,300    $3,700
Interest cost on the projected benefit obligation       3,800    4,200     3,700
Actual return on plan assets                           (2,700)  (3,600)   (4,600)
Net amortization of transition liability and
  deferred investment (loss) gain                        (200)     300      (400)
                                                      -------   ------    ------
Net periodic pension cost                             $ 4,300   $4,200    $2,400
                                                      =======   ======    ======


      The following table sets forth the pension plan's estimated funded status as of December 31, 1995 and 1996 (in thousands):

                                                        1995        1996
Projected benefit obligation:
  Vested benefits                                     $ 49,100    $ 38,800
  Nonvested benefits                                       400         400
                                                      --------    --------
  Accumulated benefit obligation                        49,500      39,200
  Effect of projected future compensation levels        12,700       2,600
                                                      --------    --------
Projected benefit obligation                            62,200      41,800
Plan assets at market value                             50,400      58,800
                                                      --------    --------
Plan assets (less than) in excess of projected
  benefit obligation                                   (11,800)     17,000
Unrecognized net transition obligation                     100         100
Unrecognized prior service costs                        (2,500)     (2,100)
Unrecognized net loss (gain)                            12,600     (14,500)
                                                      --------    --------
(Pension liability) Prepaid pension costs             $ (1,600)   $    500
                                                      ========    ========

      The Company's funding policy is to contribute each year an amount equal to the minimum required contribution under the Employee Retirement Income Security Act of 1974. However, the contribution for any year will not be greater than the maximum tax deductible contribution. Plan assets consist primarily of United States Government and Agency securities, corporate stocks and corporate bonds and notes. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% for 1995 and 7.75% for 1996. The rate of increase in future compensation levels used was 4.0% for 1995 and 1996 and thereafter. The expected long-term rate of return on the assets was 9.0% for 1995 and 1996.

401(k) Savings Plan

      Beginning in 1996 the Company sponsored a 401(k) Savings Plan. Participation in this defined contribution plan is available to substantially all employees of the Company. The Company may elect to make contributions to the Plan; however, the timing and amount of such contributions is at the discretion of the Company's Board of Directors. There were no contributions made in 1996.

9.  Shareholders' Equity

Preferred Stock

      The Company is authorized to issue 5,000,000 shares of preferred stock, $1.00 par value, none of which was outstanding at December 31, 1995 and 1996.

Income (Loss) Per Share

      The weighted average number of shares used in the computation of income (loss) per share was 14,464,000, for each of the years ended December 31, 1994, 1995 and 1996, respectively. The assumed exercise of stock options would not result in dilution in any of such periods.

Stock-Based Compensation Plans

      The Company's Performance Share Plan provided for the award of shares of Common Stock to senior executives of the Company, as designated by a committee of the Board of Directors, which were earned upon the attainment of specified performance objectives. These performance objectives have been attained and therefore no further awards will be made.


      A summary of the status of the Performance Share Plan as of December 31, 1994, 1995 and 1996 and changes during the three years ended December 31, 1996 are presented below:


                           1994               1995               1996
                      -----------------  -----------------  -----------------
                               Weighted           Weighted           Weighted
                               Average            Average            Average
                               Exercise           Exercise           Exercise
                      Shares    Price    Shares    Price    Shares    Price
                      -------  --------  -------  --------  -------  --------
Options outstanding
  and exercisable,
  January 1           303,159  $ 15.975  279,155  $ 15.885  240,971  $ 17.463

Forfeited/expired      23,834    17.122    2,280    15.965    1,360    19.000
                      -------            -------            -------
Exercised                 170     4.150   35,904     5.285   13,207    12.940
                      -------            -------            -------
Options outstanding
  and exercisable,
  December 31         279,155  $ 15.885  240,971  $ 17.463  226,404  $ 17.718
                      =======            =======            =======

The range of exercise prices for options outstanding at December 31, 1996 (the majority of which contain a stock appreciation right feature was $3.875 to $19.00 and the weighted-average remaining contractual life for such options was 2.6 years.

The Company provided a Stock Appreciation Plan for key management employees which contains a stock appreciation right feature. This plan has expired and no further award will be made.

There were no transactions relating to this plan for the year ended December 31, 1996. A summary of changes in the Stock Appreciation Plan during the years ended December 31, 1994 and 1995 are presented below:


                                          1994                  1995
                                    ------------------    -----------------
                                              Weighted             Weighted
                                              Average              Average
                                              Exercise             Exercise
                                    Shares     Price      Shares    Price
                                    ------   ---------    ------  ---------
Options outstanding, January 1      50,000   $  12.675    40,000  $   11.25
Forfeited/expired                  (10,000)  $  18.375   (40,000) $   11.25
                                    ------                ------
Options outstanding, December 31    40,000   $  11.250       ---  $     ---
                                    ======                ======

There were no options exercisable at December 31, 1994, 1995 and 1996. Shares available for grant under the plan at December 31, 1994 and 1995
totaled   397,000  and  437,000  shares,  respectively, and no shares were available for grant at December 31, 1996. Options were outstanding at $11.25 per share at December 31, 1994. Under the terms of the plan, options expired on March 31, 1995.

Compensation expense for the years ended December 31, 1994, 1995 and 1996 was not material.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense is recognized for its stock-based compensation plans other than for performance-based awards. Since no options were granted under the Company's stock-based compensation plans during 1995 and 1996, there would have been no effect on net income and income per common share had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

10.  Commitments and Contingencies

Litigation

      In January 1986, the Louisiana Department of Environmental Quality ("DEQ") advised the Company that it could be a potentially responsible party ("PRP") with respect to an oil reclamation site operated by an unaffiliated company in Walker, Louisiana. The Company sold to the operator a substantial portion of the waste oil that was processed at the reclamation site during the period 1978 through 1982. The Company's potential liability, if any, for cleanup of this site will be based on the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or the Louisiana Environmental Affairs Act. Under these statutes, such liability is presumptively joint and several, but is typically apportioned among the responsible parties based on the volume of material sent by each to the waste site. The Company has cooperated with other PRPs to study the potential aggregate liability under these statutes. Moreover, the Company believes it has substantial defenses against liability and defenses that could mitigate the portion of liability, if any, that would otherwise be attributable to it.

      To date, the Company and certain of the other PRPs (the "Funding Group") for the site have funded the site's remediation expenses, PRP identification expenses and related costs for the participating parties. As of December 31, 1996 such costs totaled $18.8 million, of which the Company has funded approximately $4.0 million. Since 1988 the Funding Group filed petitions to add a number of companies as third-party defendants with regard to the remedial action. The Funding Group has agreed to settle with the majority of these companies. All funds collected through these settlements are placed in escrow to fund future expenses. At December 31, 1996, the balance of the escrow was $6.2 million, which is to be used to fund any ongoing remediation expenses. The Company will not owe any future assessments until the balance in escrow is depleted. There are additional settlements being negotiated which should add to the balance in escrow.

      Additional remedial work scheduled for the site includes completion of studies and if required by the results of these studies, subsequent remediation. Following completion of any such required additional remediation, it will be necessary to obtain Environmental Protection Agency approval to close the site, which consent may require subsequent post-closure activities such as groundwater monitoring and site maintenance for many years. The Company is not able to estimate the final costs for any such additional remedial work or post-closure costs that may be required; however, the Company believes that its proportionate share of expenditures for any additional work will not have a material impact on the Company's financial statements. In addition, the members of the Funding Group have entered into a final cost sharing agreement under which all parties have agreed that there would be no re-allocation of previous remediation costs, but that future remediation costs would be established by a formula. Under this agreement, the Company's share of future costs is 17.5%.

      In 1996, the Company settled a class action lawsuit involving alleged personal injury and property damage arising from the Walker, La.
reclamation  site.   Under the terms of the settlement, the Company  has
paid approximately $6.0 million into a settlement fund. The Company also agreed to pay up to an additional $6.0 million (plus interest at 8% per annum) if the plaintiffs are unsuccessful in collecting certain claims under Avondale's insurance policies that have been assigned to the plaintiff class under the settlement agreement. During the first quarter of 1997, certain remaining parties to the litigation, including Avondale's insurers, reached a tentative settlement, pursuant to which Avondale's insurers agreed to pay the plaintiffs an amount in excess of the $6.0 million (plus interest) for which Avondale was responsible in full and final satisfaction of the plaintiffs' claims against Avondale and Avondale would be released from liability. The tentative settlement agreement is subject to a fairness review by the trial court. With respect to the potential contingent liability of the Company to pay additional sums if the tentative settlement is not approved by the court, management believes that the eventual resolution of this matter will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

      Furthermore, the Company has initiated litigation against its insurer for a declaration of coverage of the liability, if any, that may arise in connection with the remediation of the site referred to above. The court has ruled that the insurer has the duty to defend the Company, but has not yet ruled on whether the carrier has a duty to indemnify the Company if any liability is ultimately assessed against it. After consultation with counsel, the Company is unable to predict the eventual outcome of this litigation or the degree to which such potential liability would be indemnified by its insurance carrier.

      In addition to the above, the Company is also named as a defendant in other lawsuits and proceedings arising in the ordinary course of business, some of which involve substantial claims.

      The Company has established accruals as appropriate for certain of the matters discussed above. While the ultimate outcome of lawsuits and proceedings against the Company cannot be predicted with certainty, management believes, based on current facts and circumstances and after review with counsel, that, the eventual resolution of these matters is not expected to have a material adverse effect on the Company's financial statements.

Letters of Credit

      In the normal course of its business activities, the Company is required to provide letters of credit to secure the payment of workers' compensation obligations, other insurance obligations and to provide a debt service reserve fund related to $36.3 million of Series 1994 industrial revenue bonds. Additionally, under certain contracts the Company may be required to provide letters of credit to secure certain performance obligations of the Company thereunder. Outstanding letters of credit relating to these business activities amounted to approximately $25.4 million at December 31, 1995 and $11.3 million at December 31, 1996.

11.  Quarterly Results (Unaudited)

Consolidated operating results for the four quarters of 1995 and 1996 were as follows (in thousands, except per share data):

                                         1995                                     1996
                        --------------------------------------  --------------------------------------
                         First     Second     Third    Fourth     First    Second     Third    Fourth
                        Quarter    Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                        -------    -------   -------   -------   -------   -------   -------   -------
Net Sales               $133,575  $152,788  $148,785  $141,160  $156,496  $152,577  $148,384  $167,472

Gross Profit              13,404    13,820    14,793    16,654    17,286    18,166    19,048    27,327

Income from
  Operations               5,741     6,222     6,835     7,750     8,253     8,874     9,237    10,426

Net Income                 3,044     8,493    12,054     4,589     4,736    14,290     5,612     6,157

Net Income per Share      $ 0.21    $ 0.59    $ 0.83    $ 0.32    $ 0.33    $ 0.99    $ 0.39    $ 0.43
                          ======    ======    ======    ======    ======    ======    ======    ======

                               INSIDE PROSPECTUS BACK COVER


 Picture #1:      [Aerial  view  of  Avondale's  main  shipbuilding  facility in Avondale, Louisiana.]

 Picture #2:      [The King Fisher (MHC-56), a coastal minehunter delivered to the  U.S. Navy in July 1996.]


No dealer, salesperson  or any other person           3,000,000 Shares
has been authorized to give any information
or to make  any representations  other than
those contained or incorporated by reference
in  this Prospectus in  connection with the
offer made by this Prospectus and, if given
or made, such information or representations
must  not be  relied  upon  as  having been
authorized  by  the  Company,  the  Selling           AVONDALE
Shareholder  or  any  of  the Underwriters.           INDUSTRIES, INC.
Neither the delivery of this Prospectus nor
any sale made hereunder  shall,  under  any
circumstances, create  any implication that
there  has been no change in the affairs of
the  Company  since  the dates  as of which
information is  given in  this  Prospectus.
This Prospectus does not constitute an offer
or solicitation by anyone in any jurisdiction         Common Stock
in which  such offer or solicitation is not           ($1.00 par value)
authorized  or in  which the person  making
such offer or solicitation is not qualified
to  do  so or  to  any person to whom it is
unlawful to make such solicitation.
      _______________
                                                            [LOGO]
     Table of Contents

                                   Page
Prospectus Summary.............
Risk Factors...................
Use of Proceeds................
Capitalization.................
Price Range of Common Stock....                       Salomon Brothers Inc
Dividend Policy................
Selected Consolidated
  Financial Data...............
Management's Discussion
  and Analysis of Financial
  Condition and Results of                            Johnson Rice &
  Operations...................                          Company L.L.C.
Business.......................
Management.....................
Selling Shareholder............
Description of Capital Stock...
Underwriting...................
Legal Matters..................
Experts........................
Available Information..........
Incorporation of Certain                              Prospectus
  Documents by Reference.......
Glossary of Selected Industry
  Terms........................
Index to Consolidated Financial                       Dated         , 1997
  Statements...................

                                      PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

      The estimated fees and expenses payable by the Registrant and Selling Shareholder in connection with the offering of the shares of Common Stock registered hereunder are as follows:

                                                        Selling
                                                      Shareholder  Registrant

     Securities and Exchange Commission
       registration fee..........................     $               21,694
     Nasdaq listing fee*.........................                      7,659
     Printing fees and expenses*.................
     Legal fees and expenses*....................
     Accounting fees and expenses*...............
     Miscellaneous*..............................     ___________  __________

       Total*....................................     $            $
                                                      ===========  ==========

       Total to be Paid by Both*.................     $
                                                      __________
     *To be supplied by amendment.

Item 15.    Indemnification of Directors and Officers.

      Section 83 of the Louisiana Business Corporation Law provides in part that a corporation may indemnity any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of the fact that he is or was a director, officer, employee or agent of the corporation and he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The indemnification provisions of the Louisiana Business Corporation Law are not exclusive; however, no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against the liability.

      Section 12 of the Registrant's by-laws provides for mandatory indemnification for directors, officers and employees or former directors, officers and employees of the Registrant to the fullest extent permitted by Louisiana law. The Registrant maintains an insurance policy covering the liability of its directors, officers and employees for actions taken in their official capacity.

Item 16.    Exhibits.

     1     -  Form of Underwriting Agreement*
 4.1(a)    -  Articles of Incorporation of the Company(1)
 4.1(b)    -  By-laws of the Company(2)
   4.2     -  Specimen of Common Stock certificate(3)
   4.3     -  Instruments Relating to Title XI Vessel Financing

                (a) Trust Indenture dated October 21, 1975, by and between the Company and Manufacturers Hanover Trust Company, as Indenture Trustee, relating to $19,012,000 of United States Government Guaranteed Ship Financing Bonds, as amended by an Assumption Agreement and Supplemental Indenture dated September 16, 1985(4), as further amended by a Master Assumption Agreement, Supplemental Indenture No. 2 and Amendment to Title XI Finance Agreements dated March 13, 1991 (the "Master Assumption Agreement"),(5) as further amended by a third Supplemental Indenture dated February 9, 1995.(6)

                (b) Title XI Reserve Fund and Financial Agreement dated October 21, 1975, by and between the Company and the United States of America, as amended by Amendments Nos. 1 and 2(4), as further amended by the Master Assumption Agreement (filed as Exhibit 4.3(a) hereto); as further amended by Amendment No. 5 to the Title XI Reserve Fund and Financial Agreement dated February 9, 1995(6), and by Amendment No. 6 dated August 22, 1996.(7)

                (c)  Form of 8.80% Sinking Fund Bond, Series A (included in
                     Exhibit 4.3(a)).

                (d)  Form of 9.30% Sinking Fund Bond, Series B (included in
                     Exhibit 4.3(a)).

                (e)  Form of 7.86% Sinking Fund Bond, 2000 Series.(6)
   4.4     -  Instruments relating to AEI's and the Company's obligations arising in connection with the issuance of General Obligation Bonds by Harrison County, Mississippi

                (a) Loan Agreement dated April 1, 1991 between Harrison County, Mississippi and AEI, pursuant to which AEI is obligated to repay $3 million in order to fund the County's bond payment obligations.(3)

                (b) Guaranty Agreement dated April 1, 1991 between the Company, Harrison County, Mississippi and the State of Mississippi.(3)
   4.5     -  Instruments relating to the Company's $36.25 million Industrial
              Revenue Refunding Bond Series 1994 Financing.

                (a) Refunding Agreement dated April 1, 1994 between the Company and the Board of Commissioners of the Port of New Orleans, Exhibit A and First Preferred Vessel Mortgage thereto.(8)

                (b) Trust Indenture dated April 1, 1994 between the Board of Commissioners of the Port of New Orleans and First National Bank of Commerce.(8)

                (c)  Form of Industrial Revenue Refunding Bond Series 1994.(8)
   4.6     -  Instruments relating to February 1995 Title XI Vessel Financing.

                (a) Trust Indenture dated February 9, 1995 by and between the Company and Chemical Bank, as Indenture Trustee, relating to $17,780,000.00 of United States Government Guaranteed Ship Financing Bonds.(6)

                (b) Title XI Reserve Fund and Financial Agreement dated February 9, 1995 by and between the Company and the United States of America(6) and amended by Amendment No. 1 dated August 22, 1996.(7)

                (c)  Form of 8.16% Sinking Fund Bond, 2010 Series.(6)
   4.7     -  Stockholder Protection Rights Agreement dated as of September
              26, 1994 between the Company and Boatmen's Trust Company, as
              Rights Agent(9)
    5      -  Opinion of Jones, Walker, Waechter, Poitevent, Carrere
              & Denegre, L.L.P.
  23.1     -  Consent of Deloitte & Touche LLP
  23.2     -  Consent of Jones, Walker, Waechter, Poitevent, Carrere
              & Denegre, L.L.P. (included in Exhibit 5)
    24     -  Powers of Attorney (included on the signature page of
              this Registration Statement)


 *    To be filed by amendment.
(1) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993.
(2) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.
(3) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, as amended by Form 10-K/A.
(4) Incorporated by reference from the Company's Registration Statement on Form S-1 (Registration No. 33-20145) filed with the Commission on February 16, 1988.
(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(6) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995.
(7) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
(8) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(9) Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on September 30, 1994.

Item 17.    Undertakings.

      The undersigned registrant hereby undertakes:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (3) (a) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b) That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on March 11, 1997.

                                    AVONDALE INDUSTRIES, INC.


                                    By:  /s/ Albert L. Bossier
                                       ------------------------------
                                               Albert L. Bossier
                                      Chairman of the Board, President
                                        and Chief Executive Officer


                        POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Albert L. Bossier and Thomas M. Kitchen, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    Signature                       Capacity                   Date

/s/ Albert L. Bossier        Chairman of the Board of      March 11, 1997
------------------------     Directors, President and
 Albert L. Bossier           Chief Executive Officer

/s/ Thomas M. Kitchen        Executive Vice President      March 11, 1997
------------------------     and Chief Financial Officer
 Thomas M. Kitchen

/s/ Kenneth S. Dupont        Director                      March 11, 1997
------------------------
Kenneth S. Dupont

/s/ Anthony J. Correro, III  Director                      March  7, 1997
------------------------
Anthony J. Correro, III

/s/ Francis R. Donovan       Director                      March 11, 1997
------------------------
Francis R. Donovan

/s/ William A. Harmeyer      Director                      March  7, 1997
------------------------
William A. Harmeyer

/s/ Hugh A. Thompson         Director                      March 11, 1997
------------------------
Hugh A. Thompson

/s/ Bruce L. Hicks           Controller & Treasurer        March 11, 1997
------------------------     (princiapl accounting
Bruce L. Hicks               officer)

                                   EXHIBIT INDEX

  Exhibit
   Number     Document Description                               Location(+)
    1         Form of Underwriting Agreement*                         F
    4.1(a)    Articles of Incorporation of the Company(1)             I
    4.1(b)    By-laws of the Company(2)                               I
    4.2       Specimen of Common Stock certificate(3)                 I
    4.3       Instruments Relating to Title XI Vessel Financing       I
              (a)Trust Indenture dated October 21, 1975, by and
                 between  the Company and Manufacturers Hanover
                 Trust Company,  as Indenture Trustee, relating
                 to  $19,012,000 of  United  States  Government
                 Guaranteed Ship Financing Bonds, as amended by
                 an  Assumption   Agreement   and  Supplemental
                 Indenture  dated  September  16,  1985(4),  as
                 further   amended   by   a  Master  Assumption
                 Agreement, Supplemental Indenture  No.  2  and
                 Amendment to Title XI Finance Agreements dated
                 March   13,   1991   (the  "Master  Assumption
                 Agreement"),(5) as further  amended by a third
                 Supplemental  Indenture  dated   February   9,
                 1995.(6)

              (b)Title  XI Reserve Fund and Financial Agreement
                 dated October 21, 1975, by and between the Company and the United States of America, as amended by Amendments Nos. 1 and 2(4), as
                 further   amended  by  the  Master  Assumption
                 Agreement (filed as Exhibit 4.3(a) hereto), as further amended by Amendment No. 5 to the Title XI Reserve Fund and Financial Agreement dated February 9, 1995(6), and by Amendment No. 6 dated August 22, 1996.(7)

              (c)Form of  8.80%  Sinking  Fund  Bond,  Series A
                 (included in Exhibit 4.3(a)).

              (d)Form  of  9.30%  Sinking  Fund  Bond, Series B
                 (included in Exhibit 4.3(a)).

              (e)Form   of   7.86%   Sinking  Fund  Bond,  2000
                 Series.(6)
    4.4       Instruments  relating  to AEI's and the Company's       I
              obligations  arising  in  connection   with   the
              issuance  of General Obligation Bonds by Harrison
              County, Mississippi

              (a)Loan Agreement  dated  April  1,  1991 between
                 Harrison County, Mississippi and AEI, pursuant to which AEI is obligated to repay $3 million in order to fund the County's bond payment obligations.(3)

              (b)Guaranty Agreement dated April 1, 1991 between
                 the  Company, Harrison County, Mississippi and
                 the State of Mississippi.(3)
    4.5       Instruments  relating  to  the  Company's  $36.25       I
              million  Industrial Revenue Refunding Bond Series
              1994 Financing.

              (a)Refunding   Agreement   dated  April  1,  1994
                 between the Company and the Board of Commissioners of the Port of New Orleans, Exhibit A and First Preferred Vessel Mortgage thereto.(8)

              (b)Trust Indenture  dated  April  1, 1994 between
                 the Board of Commissioners of the  Port of New
                 Orleans    and    First   National   Bank   of
                 Commerce.(8)

              (c)Form  of  Industrial  Revenue  Refunding  Bond
                 Series 1994.(8)
    4.6       Instruments  relating  to  February 1995 Title XI       I
              Vessel Financing.

              (a)Trust  Indenture dated February 9, 1995 by and
                 between the Company and Chemical Bank, as Indenture Trustee, relating to $17,780,000.00 of United States Government Guaranteed Ship Financing Bonds.(6)

              (b)Title  XI Reserve Fund and Financial Agreement
                 dated February 9, 1995 by and between the Company and the United States of America(6), as amended by Amendment No. 1 dated August 22, 1996.(7)

              (c)Form   of   8.16%   Sinking  Fund  Bond,  2010
                 Series.(6)
    4.7       Stockholder  Protection Rights Agreement dated as       I
              of September 26,  1994  between  the  company and
              Boatmen's Trust Company, as Rights Agent(9)
    5         Opinion  of  Jones,  Walker, Waechter, Poitevent,       F
              Carrere & Denegre, L.L.P.
   23.1       Consent of Deloitte & Touche LLP                        F
   23.2       Consent  of Jones, Walker,  Waechter,  Poitevent,
              Carrere & Denegre, L.L.P. (included in Exhibit 5)
   24 Powers of Attorney (included on the signature page of this Registration Statement)

*     To be filed by Amendment.
(+) "I" indicates that the Exhibit is incorporated by reference herein. "F" indicates that the Exhibit is filed herewith.
(1) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993.
(2) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.
(3)   Incorporated by reference from the Company's Annual  Report  on  Form
      10-K  for the fiscal year ended December 31, 1991, as amended by Form
      10-K/A.
(4) Incorporated by reference from the Company's Registration Statement on Form S-1 (Registration No. 33-20145) filed with the Commission on February 16, 1988.
(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(6)   Incorporated by reference from the Company's Quarterly Report on Form
      10-Q  for  the fiscal quarter ended March 31, 1995.
(7) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
(8) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(9) Incorporated by reference from the Company's Current Report on Form 8-K filed with the Commission on September 30, 1994.